Q3

2024

SUN LIFE FINANCIAL INC.

Shareholders' Report

For the period ended September 30, 2024

Sun Life

sunlife.com

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Sun Life Reports Third Quarter 2024 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2024 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2024, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. Certain 2023 results in the Drivers of Earnings and Contractual Service Margin ("CSM") Movement Analysis were refined to more accurately reflect how the business is managed.

TORONTO, ON - (November 4, 2024) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the third quarter ended
September 30, 2024.
•Underlying net income(1) of $1,016 million increased $86 million or 9% from Q3'23; underlying return on equity ("ROE")(1) was 17.9%.
◦Wealth & asset management underlying net income(1): $474 million, up $17 million or 4%.
◦Group - Health & Protection underlying net income(1): $345 million, up $60 million or 21%.
◦Individual - Protection underlying net income(1): $306 million, up $9 million or 3%.
◦Corporate expenses & other(1): $(109) million net loss, consistent with the prior year.
•Reported net income of $1,348 million increased $477 million or 55% from Q3'23; reported ROE(1) was 23.8%.
•Assets under management ("AUM")(1) of $1,515 billion increased $175 billion or 13% from Q3'23.
•Increase to common share dividend from $0.81 to $0.84 per share.

“Sun Life had a strong quarter with more than $1 billion in both underlying and reported net income, showcasing the strength and diversity of our businesses,” said Kevin Strain, President and CEO of Sun Life. “These results reflect our leadership positions in asset management and insurance, driven by strong insurance growth, and a return on equity of close to 18 percent. Our results demonstrate our resolve to deliver on our Purpose to help Clients achieve lifetime financial security and live healthier lives.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q3'24	Q3'23	2024	2023
Underlying net income ($ millions)(1)	1,016	930	2,891	2,745
Reported net income - Common shareholders ($ millions)	1,348	871	2,812	2,337
Underlying EPS ($)(1)(2)	1.76	1.59	4.98	4.68
Reported EPS ($)(2)	2.33	1.48	4.83	3.97
Underlying ROE(1)	17.9%	17.7%	17.2%	17.6%
Reported ROE(1)	23.8%	16.6%	16.8%	14.9%

Growth	Q3'24	Q3'23	2024	2023
Wealth sales & asset management gross flows ($ millions)(1)	41,915	39,324	135,075	128,070
Group - Health & Protection sales ($ millions)(1)(3)	445	374	1,467	1,483
Individual - Protection sales ($ millions)(1)	730	669	2,240	1,784
Assets under management ("AUM") ($ billions)(1)	1,515	1,340	1,515	1,340
New business Contractual Service Margin ("CSM") ($ millions)(1)	383	370	1,167	872

Financial Strength	Q3'24	Q3'23
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	152%	147%
Sun Life Assurance(5)	147%	138%
Financial leverage ratio (at period end)(1)(6)	20.4%	21.8%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'24 MD&A.
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(4)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(6)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.9 billion as at September 30, 2024 (September 30, 2023 - $9.3 billion).
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    1

Financial and Operational Highlights - Quarterly Comparison (Q3'24 vs. Q3'23)

($ millions)	Q3'24
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	474	344	101	—	29	—
Group - Health & Protection	345	—	172	173	—	—
Individual - Protection	306	—	102	46	158	—
Corporate expenses & other	(109)	—	—	—	(17)	(92)
Underlying net income(1)	1,016	344	375	219	170	(92)
Reported net income - Common shareholders	1,348	644	382	339	32	(49)
Change in underlying net income (% year-over-year)	9%	4%	11%	18%	2%	nm(3)
Change in reported net income (% year-over-year)	55%	140%	5%	157%	(85)%	nm(3)
Wealth sales & asset management gross flows(1)	41,915	36,259	3,755	—	1,901	—
Group - Health & Protection sales(1)	445	—	124	300	21	—
Individual - Protection sales(1)	730	—	112	—	618	—
Change in wealth sales & asset management gross flows (% year-over-year)	7%	6%	11%	—	14%	—
Change in group sales (% year-over-year)	19%	—	4%	26%	31%	—
Change in individual sales (% year-over-year)	9%	—	(24)%	—	19%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'24 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q3'24 MD&A.
(3)Not meaningful.

Underlying net income(1) of $1,016 million increased $86 million or 9% from prior year, driven by:
•Wealth & asset management(1) up $17 million: Higher fee income in Asset Management, Asia, and Canada, partially offset by unfavourable credit experience in Canada.
•Group - Health & Protection(1)(2) up $60 million: Strong business growth in U.S. Group Benefits and Canada, higher fee-based income in Canada, and improved group life mortality experience in the U.S., partially offset by lower U.S. Dental results.
•Individual - Protection(1)(2) up $9 million: Business growth in Asia and Canada partially offset by unfavourable mortality experience in Asia.
•Corporate expenses & other(1) were in line with prior year.

Reported net income of $1,348 million increased $477 million or 55% from prior year, driven by:
•A decrease in SLC Management's estimated acquisition-related liabilities(3); and
•The increase in underlying net income.
•Favourable equity market impacts and improved real estate experience(4) were offset by interest rate impacts.

Underlying ROE was 17.9% and reported ROE was 23.8% (Q3'23 - 17.7% and 16.6%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 152%.

(1)Refer to section C - Profitability in the Q3'24 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the
Q3'24 MD&A.
(2)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(3)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(4)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
2    Sun Life Financial Inc.     Third Quarter 2024        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $344 million increased $14 million or 4% from prior year, driven by:
•MFS(1) up $20 million (up US$11 million): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses. The MFS pre-tax net operating profit margin(2) was 40.5% for Q3'24, compared to 40.8% in the prior year.
•SLC Management down $6 million: Higher fee-related earnings more than offset by a favourable tax rate(3) in the prior year and lower net seed investment income. Fee-related earnings(2) increased 6% driven by higher AUM, reflecting strong capital raising and deployment across the platform, partially offset by higher expenses. Fee-related earnings margin(2) was 24.2% for Q3'24, compared to 23.8% in the prior year.

Reported net income of $644 million increased $376 million or 140% from prior year, driven by a decrease in SLC Management's estimated acquisition-related liabilities(4), partially offset by fair value changes in management's ownership of MFS shares.

Foreign exchange translation led to an increase of $5 million in underlying net income and an increase of $11 million in reported net income.

Asset Management ended Q3'24 with $1,103 billion of AUM(2), consisting of $873 billion (US$645 billion) in MFS and $230 billion in SLC Management. Total Asset Management net outflows of $17.4 billion in Q3'24 reflected MFS net outflows of $19.1 billion (US$14.0 billion) partially offset by SLC Management net inflows of $1.7 billion.

Asset Management experienced solid fixed income flows, with MFS generating US$1.1 billion in net inflows for this asset class during the quarter. Further, SLC Management delivered strong capital raising in the quarter, driven by a large strategic multi-platform mandate where they were chosen to manage approximately $3.7 billion of fixed income investments.

On August 22, 2024, we acquired the remaining 20% interest in InfraRed Capital Partners ("lnfraRed"). Since our initial acquisition of the majority stake in InfraRed on July 1, 2020, InfraRed has broadened SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks, contributing over $17.4 billion in AUM(2). InfraRed continues to invest in early-stage companies with long-term growth potential and build its active pipeline of growth and core yielding opportunities through co-investments. In the third quarter, InfraRed invested, directly and through co-investments, in several opportunities in the energy and fibre communications sectors, with co-investments totalling $340 million over the last 18 months.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $375 million increased $37 million or 11% from prior year, reflecting:
•Wealth & asset management down $15 million: Unfavourable credit experience partially offset by higher fee income driven by higher AUM.
•Group - Health & Protection up $36 million: Business growth and higher fee-based income.
•Individual - Protection up $16 million: Business growth and higher investment contributions.

Reported net income of $382 million increased $17 million or 5% from prior year, driven by the increase in underlying net income and favourable market-related impacts, partially offset by unfavourable ACMA(5) impacts. The market-related impacts were primarily from favourable equity market impacts and improved real estate experience, partially offset by interest rate impacts.

Canada's sales(6):
•Wealth sales & asset management gross flows of $4 billion were up 11%, driven by higher mutual fund sales in Individual Wealth, partially offset by lower defined benefit solution sales in Group Retirement Services ("GRS") and guaranteed product sales in Individual Wealth.
•Group - Health & Protection sales of $124 million were up 4%, driven by higher health sales.
•Individual - Protection sales of $112 million were down 24%, reflecting lower third-party sales.

In the third quarter, we accelerated our wealth strategy of providing innovative product solutions and expanding distribution capabilities with the launch of MyRetirement Income, an innovative first for Canadians that aims to provide retirees with a reliable source of income, while maintaining flexibility and the potential for continued investment growth. This solution leverages automated calculations to help ease the transition from saving to drawing income in retirement so that Clients can focus on living their best retirement. Additionally, we have launched our securities investment dealer platform, Sun Life Canada Securities Inc. (“SLCSI”). Our wealth offerings in SLCSI will broaden our Clients' access to wealth solutions and help them achieve lifetime financial security.

(1)MFS Investment Management ("MFS").
(2)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'24 MD&A.
(3)Underlying net income in the prior year included favourable adjustments related to tax filings.
(4)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(5)Assumption changes and management actions ("ACMA").
(6)Compared to the prior year.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$161 million increased US$21 million or 15% ($219 million increased $34 million or 18%) from prior year, driven by:
•Group - Health & Protection(1) up US$15 million: Strong business growth in Group Benefits and improved group life mortality experience partially offset by lower Dental results. Dental results were impacted by a continued acuity shift reflecting higher average utilization in remaining members as a result of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by Medicaid pricing updates and claim and expense management actions.
•Individual - Protection(1) up US$6 million: Higher net investment results, including a partial offset from unfavourable credit experience.

Reported net income of US$250 million increased US$145 million or 138% ($339 million increased $207 million or 157%) from prior year, driven by favourable ACMA impacts, the increase in underlying net income, and lower DentaQuest integration costs, partially offset by market-related impacts primarily from interest rate impacts and unfavourable real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $6 million in reported net income.

U.S. group sales of US$219 million were up 22% ($300 million, up 26%), driven by higher Dental and employee benefits sales. Dental sales reflected higher Medicaid and commercial dental sales.

As a leader in health and benefits in the U.S., helping members access the healthcare and coverage they need is at the core of our strategy. We recently reached the milestone of becoming the largest dental benefits provider in the U.S.(2) based on membership with approximately
35 million members. This enables us to reach even more communities throughout the U.S. including underserved areas.

We are also making it faster and easier for members to use their benefits. In the third quarter, we enhanced claims connectivity across our disability, supplemental health, stop-loss, and dental products. When a member has more than one of these products and files a single claim, all other applicable Sun Life benefits will be processed automatically, ensuring members receive all the coverage they elected without having to file additional claims. This creates an advantage for employers who buy multiple Sun Life U.S. products by ensuring members receive all of their benefits quickly and seamlessly when they need it most.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $170 million increased $4 million or 2% from prior year, driven by:
•Wealth & asset management up $18 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection down $17 million: Good sales momentum and in-force business growth, and contributions from joint ventures, were more than offset by unfavourable mortality experience, lower earnings on surplus, and higher expenses primarily reflecting continued investments in the business.
•Regional office expenses & other $3 million improved net loss primarily driven by lower incentive compensation.

Reported net income of $32 million decreased $179 million or 85% from prior year, reflecting unfavourable ACMA and market-related impacts. The market-related impacts were primarily from interest rate impacts partially offset by improved real estate experience and favourable equity market impacts.

Foreign exchange translation led to an increase of $2 million in underlying net income and an increase of $4 million in reported net income.

Asia's sales(3):
•Individual sales of $618 million were up 19%, driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and India reflecting growth mainly in the bancassurance channel, partially offset by lower sales in International due to higher large case sales in the prior year.
•Wealth sales & asset management gross flows of $2 billion were up 14%, driven by higher fixed income fund and mutual fund sales in India, partially offset by lower money market fund sales in the Philippines and lower Mandatory Provident Fund ("MPF") sales in Hong Kong.

New business CSM of $267 million in Q3'24 was up from $238 million in the prior year, primarily driven by higher sales and stronger profit margins in Hong Kong, partially offset by lower sales in High-Net-Worth.

We are committed to helping our Clients achieve lifetime financial security by offering a broad suite of products that fulfill their needs. During the third quarter, we launched a new product(4) for high-net-worth Clients, which addresses a market need for long-term wealth accumulation potential while offering built-in estate planning.

We continue to expand our capabilities to make it easier for Clients to do business with us. In the Philippines, we implemented a new automated underwriting platform, resulting in a 50% increase in straight-through-processing by Q3, enhancing the Client experience through faster turnaround times while also delivering operating efficiencies.

(1)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(2)Based on membership as of August 2024. Ranking compiled by Sun Life and based on data disclosed by competitors.
(3)Compared to prior year.
(4)Sun Global Luna.
4    Sun Life Financial Inc.     Third Quarter 2024        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $92 million compared to underlying net loss of $89 million in the prior year, primarily reflecting lower investment income from surplus assets.

Reported net loss was $49 million compared to reported net loss of $105 million in the prior year, driven by market-related impacts.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2024    5

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended September 30, 2024
Dated November 4, 2024

6 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2024, Sun Life had total assets under management ("AUM") of $1.51 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI") and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. Certain 2023 results in the Drivers of Earnings and Contractual Service Margin ("CSM") Movement Analysis were refined to more accurately reflect how the business is managed.

Underlying net income by Business Types
Sun Life has a diversified mix of businesses and our earnings by business type supports the analysis of our results:
•Wealth & asset management: Sun Life’s wealth & asset management businesses generate fee income and/or spread on investment products.
•Group - Health & Protection: Group businesses provide health and protection benefits to employer and government plan members. The products generally have shorter-term coverage periods, and more frequent repricing. The revenues are driven by premiums for coverage provided as well as fee-based earnings (i.e., Administrative Services Only plans, and dental fees).
•Individual - Protection: Generally, individual protection businesses have a longer-term profitability profile and are more sensitive to experience trends. The premiums include a margin for providing protection and are invested to earn a return over the expected amounts required to fulfill insurance liabilities.

The following provides an overview of the business types in Sun Life's business segments/business groups:

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 7

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section N - Non-IFRS Financial Measures in this document and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section O - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2023. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

8 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q3'24	Q2'24	Q3'23	2024	2023
Net income (loss)
Underlying net income (loss)(1)	1,016	1,000	930	2,891	2,745
Reported net income (loss) - Common shareholders	1,348	646	871	2,812	2,337
Diluted earnings per share ("EPS") ($)
Underlying EPS (diluted)(1)	1.76	1.72	1.59	4.98	4.68
Reported EPS (diluted)	2.33	1.11	1.48	4.83	3.97
Return on equity ("ROE") (%)
Underlying ROE(1)	17.9%	18.1%	17.7%	17.2%	17.6%
Reported ROE(1)	23.8%	11.7%	16.6%	16.8%	14.9%

Growth	Q3'24	Q2'24	Q3'23	2024	2023
Sales
Wealth sales & asset management gross flows(1)	41,915	46,262	39,324	135,075	128,070
Group - Health & Protection sales(1)(2)	445	494	374	1,467	1,483
Individual - Protection sales(1)	730	753	669	2,240	1,784
Total AUM ($ billions)(1)	1,514.6	1,464.8	1,340.1	1,514.6	1,340.1
New business Contractual Service Margin ("CSM")(1)	383	437	370	1,167	872

Financial Strength	Q3'24	Q2'24	Q3'23
LICAT ratios(3)
Sun Life Financial Inc.	152%	150%	147%
Sun Life Assurance(4)	147%	142%	138%
Financial leverage ratio(1)(5)	20.4%	22.6%	21.8%
Book value per common share ($)	39.88	37.70	35.91
Weighted average common shares outstanding for basic EPS (millions)	578	581	586
Closing common shares outstanding (millions)	577	578	584

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(3)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(4)Sun Life Assurance is SLF Inc.’s principal operating life insurance subsidiary.
(5)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.9 billion as at September 30, 2024 (June 30, 2024 - $9.6 billion; September 30, 2023 - $9.3 billion).
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 9

C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; see section E - Contractual Service Margin in this document for more information.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3'24	Q2'24	Q3'23	2024	2023
Underlying net income by business type(1):
Wealth & asset management	474	455	457	1,337	1,287
Group - Health & Protection	345	305	285	930	948
Individual - Protection	306	347	297	931	853
Corporate expenses & other	(109)	(107)	(109)	(307)	(343)
Underlying net income(1)	1,016	1,000	930	2,891	2,745
Add: Market-related impacts	29	(153)	23	(194)	(261)
Assumption changes and management actions ("ACMA")	36	16	35	45	37
Other adjustments	267	(217)	(117)	70	(184)
Reported net income - Common shareholders	1,348	646	871	2,812	2,337
Underlying ROE(1)	17.9%	18.1%	17.7%	17.2%	17.6%
Reported ROE(1)	23.8%	11.7%	16.6%	16.8%	14.9%
Notable items attributable to reported and underlying net income(1):
Mortality	3	35	18	33	11
Morbidity	60	(11)	79	52	233
Lapse and other policyholder behaviour ("policyholder behaviour")	(5)	(12)	(3)	(25)	(13)
Expenses	(25)	(23)	(34)	(60)	(46)
Credit(2)	(61)	(10)	(7)	(92)	(16)
Other(3)	30	11	5	75	36

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
(2)Credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI").
(3)Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section N - Non-IFRS Financial Measures in this document.

Quarterly Comparison - Q3'24 vs. Q3'23
Underlying net income(1) of $1,016 million increased $86 million or 9%, driven by:
•Wealth & asset management(1) up $17 million: Higher fee income in Asset Management, Asia, and Canada, partially offset by unfavourable credit experience in Canada.
•Group - Health & Protection(1)(2) up $60 million: Strong business growth in U.S. Group Benefits and Canada, higher fee-based income in Canada, and improved group life mortality experience in the U.S., partially offset by lower U.S. Dental results.
•Individual - Protection(1)(2) up $9 million: Business growth in Asia and Canada partially offset by unfavourable mortality experience in Asia.
•Corporate expenses & other(1) were in line with prior year.

Reported net income of $1,348 million increased $477 million or 55%, driven by:
•A decrease in SLC Management's estimated acquisition-related liabilities(3); and
•The increase in underlying net income.
•Favourable equity market impacts and improved real estate experience(4) were offset by interest rate impacts.

Foreign exchange translation led to an increase of $11 million in underlying net income and an increase of $22 million in reported net income.

Underlying ROE was 17.9% and reported ROE was 23.8% (Q3'23 - 17.7% and 16.6%, respectively).

(1)Refer to section N - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(2)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(3)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(4)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
10 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(1). Market-related impacts resulted in an increase of $29 million to reported net income, driven by interest rate and equity market impacts partially offset by unfavourable real estate experience.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was an increase of $36 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included favourable impacts from reinsurance in the U.S., which were partially offset by unfavourable policyholder behaviour updates in Asia, and mortality updates in Canada. For additional details refer to "Assumption Changes and Management Actions by Type" in section E - Contractual Service Margin in this document.

3.Other adjustments
Other adjustments increased reported net income by $267 million, driven by a decrease in SLC Management's estimated acquisition-related liabilities(2), partially offset by DentaQuest integration costs and amortization of acquired intangible assets, and fair value changes in management's ownership of MFS(3) shares.

4.Experience-related items
In the third quarter of 2024, notable experience items included:
•Favourable morbidity experience primarily in Canada, and U.S. group disability and medical stop-loss, partially offset by unfavourable morbidity experience in U.S. Dental;
•Unfavourable expense experience largely in U.S. Dental and Asia;
•Unfavourable credit experience largely in Canada and the U.S.; and
•Other experience was favourable primarily from the U.S.

5.Income taxes
The statutory tax rate is impacted by various tax items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

The Q3'24 effective income tax rate(4) on underlying net income and reported net income was 18.1% and 13.1% respectively.

6.Impacts of foreign exchange translation
Foreign exchange translation led to an increase of $11 million in underlying net income and an increase of $22 million in reported net income.

Year-to-Date Comparison - Q3'24 vs. Q3'23

Underlying net income of $2,891 million increased $146 million or 5%, driven by:
•Wealth & asset management up $50 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by unfavourable credit experience in Canada.
•Group - Health & Protection(5) down $18 million: Lower results in U.S. Dental and less favourable morbidity experience in U.S. medical stop-loss and Canada, partially offset by strong business growth in U.S. Group Benefits and Canada, and improved group life mortality experience in the U.S.
•Individual - Protection(5) up $78 million: Business growth in Asia and Canada, and favourable mortality experience in the U.S., partially offset by lower earnings due to the sale of Sun Life UK in Q2'23(6).
•Corporate expenses & other $36 million decrease in net loss driven by lower financing costs.

(1)Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(2)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(3)MFS Investment Management ("MFS").
(4)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 9 of our Interim Consolidated Financial Statements for the period ended September 30, 2024. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section N - Non-IFRS Financial Measures in this document, and the associated income tax expense.
(5)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(6)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 11

Reported net income of $2,812 million increased $475 million or 20%, driven by:
•A decrease in SLC Management's estimated acquisition-related liabilities(1);
•The increase in underlying net income;
•Gains on partial sale of ABSLAMC(2) and the early termination of a distribution agreement in Asset Management; and
•Market-related impacts primarily reflecting favourable equity market and improved real estate investment(3) impacts; partially offset by
•A restructuring charge of $138 million (post-tax $108 million) recorded in Q2'24 reflecting actions taken to improve financial discipline and productivity, consistent with our Client Impact Strategy, that will drive earnings growth at the higher-end of our Medium-Term Financial Objectives. We expect these actions to result in annual savings of approximately $200 million (pre-tax) by 2026;
•The prior year gains on the sale of the sponsored markets business in Canada(4) and Sun Life UK; and
•Fair value changes in management's ownership of MFS shares.

Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $30 million in reported net income.

Underlying ROE was 17.2% and reported ROE was 16.8% (2023 - 17.6% and 14.9%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(5). Market-related impacts resulted in a decrease of $194 million to reported net income, primarily reflecting real estate experience partially offset by equity market and interest rate impacts.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was an increase of $45 million to reported net income.

3.Other adjustments
Other adjustments increased reported net income by $70 million, driven by a decrease in SLC Management's estimated acquisition-related liabilities(1), and gains on the partial sale of ABSLAMC(2) and the early termination of a distribution agreement in Asset Management, largely offset by DentaQuest integration costs and amortization of acquired intangible assets, a restructuring charge of $108 million, fair value changes in management's ownership of MFS shares, and a Pillar Two global minimum tax adjustment(6).

4. Experience-related items
Notable experience items in the current year included:
•Favourable mortality experience primarily in Asia, Canada and the U.S.;
•Favourable morbidity experience primarily in Canada, and U.S. group disability and medical stop-loss, largely offset by unfavourable morbidity experience in U.S. Dental;
•Unfavourable expense experience largely in U.S. Dental;
•Unfavourable credit experience largely in Canada and the U.S.; and
•Other experience was favourable primarily from the U.S., Asia, and Canada.

(1)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(2)To meet regulatory obligations, on March 21, 2024 we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (“partial sale of ABSLAMC”), generating a gain of $84 million. As a result of this transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.
(3)Real estate investments comprises real estate experience and changes in fair value of real estate investments held in surplus. Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(4)On February 1, 2023, we completed the sale of the sponsored markets business from Sun Life Assurance, a wholly owned subsidiary of SLF Inc., to Canadian Premier Life Insurance Company (re-branded to Securian Canada) ("sale of the sponsored markets business").
(5)Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(6)For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended September 30, 2024 and the heading "Income taxes" in this section.
12 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

5.Income taxes
The statutory tax rate is impacted by various items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

The Pillar Two global minimum tax rules apply to us effective January 1, 2024 and have been substantively enacted in several jurisdictions in which we operate, including Canada, whose Global Minimum Tax Act became enacted in June 2024. The Pillar Two legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Our subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Bermuda, Hong Kong and Ireland. The Pillar Two legislation is expected to increase the effective tax rate on underlying net income by approximately one to two percentage points. The Q1'24 impacts, which have been recorded in Q2'24 due to the timing of the legislation's enactment, are recorded in reported net income in Other adjustments and are not reflected in underlying net income. For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.

The effective income tax rate(1) for the current year on underlying net income and reported net income was 17.2% and 17.8%, respectively.

6. Impacts of foreign exchange translation
Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $30 million in reported net income.

(1)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 9 in our Interim Consolidated Financial Statements for the period ended September 30, 2024. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section N - Non-IFRS Financial Measures in this document, and the associated income tax expense.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 13

D. Growth
1. Sales and Gross Flows

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Wealth sales & asset management gross flows by business segment(1)
Asset Management gross flows	36,259	38,882	34,266	115,859	112,746
Canada wealth sales & asset management gross flows	3,755	5,372	3,395	13,206	9,615
Asia wealth sales & asset management gross flows	1,901	2,008	1,663	6,010	5,709
Total wealth sales & asset management gross flows(1)	41,915	46,262	39,324	135,075	128,070
Group - Health & Protection sales by business segment(1)
Canada	124	143	119	578	417
U.S.(2)	300	332	239	823	1,006
Asia(3)	21	19	16	66	60
Total group sales(1)(2)	445	494	374	1,467	1,483
Individual - Protection sales by business segment(1)
Canada	112	167	148	409	438
Asia	618	586	521	1,831	1,346
Total individual sales(1)	730	753	669	2,240	1,784
CSM - Impact of new insurance business ("New business CSM")(1)	383	437	370	1,167	872

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.
(3)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

Total wealth sales & asset management gross flows increased $2.6 billion or 7% from prior year ($2.0 billion(1) or 5%(1), excluding foreign exchange translation).
•Asset Management gross flows increased $1.4 billion(1) or 4%(1), as higher gross flows in MFS were partially offset by lower gross flows in SLC Management.
•Canada wealth sales & asset management gross flows increased $0.4 billion or 11%, driven by higher mutual fund sales in Individual Wealth, partially offset by lower defined benefit solution sales in Group Retirement Services ("GRS") and guaranteed product sales in Individual Wealth.
•Asia wealth sales & asset management gross flows increased $0.2 billion(1) or 13%(1), driven by higher fixed income fund and mutual fund sales in India, partially offset by lower money market fund sales in the Philippines and lower Mandatory Provident Fund ("MPF") sales in Hong Kong.

Total group health & protection sales increased $71 million or 19% from prior year ($65 million(1) or 17%(1), excluding foreign exchange translation).
•Canada group sales increased $5 million or 4%, driven by higher health sales.
•U.S. group sales increased $55 million(1) or 22%(1), driven by higher Dental and employee benefits sales. Dental sales reflected higher Medicaid and commercial dental sales.

Total individual protection sales increased $61 million or 9% from prior year ($51 million(1) or 8%(1), excluding foreign exchange translation).
•Canada individual sales decreased $36 million or 24%, reflecting lower third-party sales.
•Asia individual sales increased $87 million(1) or 17%(1), driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and India reflecting growth mainly in the bancassurance channel, partially offset by lower sales in International due to higher large case sales in the prior year.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business drove a $383 million increase in CSM, compared to new business CSM of $370 million in the prior year, primarily driven by higher sales and stronger profit margins in Asia, primarily in Hong Kong, mostly offset by lower individual protection sales in Asia High-Net-Worth and Canada.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
N - Non-IFRS Financial Measures in this document
14 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

	Quarterly results
($ millions)	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23
Assets under management(1)
General fund assets	216,180	207,545	204,986	204,789	193,858
Segregated funds	145,072	136,971	135,541	128,452	119,988
Third-party assets under management(1)
Retail	633,767	607,727	606,320	567,657	544,946
Institutional, managed funds and other	562,565	553,798	563,773	537,424	518,129
Total third-party AUM(1)	1,196,332	1,161,525	1,170,093	1,105,081	1,063,075
Consolidation adjustments	(43,014)	(41,240)	(40,540)	(38,717)	(36,780)
Total assets under management(1)	1,514,570	1,464,801	1,470,080	1,399,605	1,340,141

(1)Represents a non-IFRS financial measure. See section N - Non-IFRS Financial Measures in this document.

AUM increased $115.0 billion or 8% from December 31, 2023, primarily driven by:
(i)favourable market movements on the value of segregated, retail, institutional and managed funds of $137.6 billion;
(ii)an increase of $23.6 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(iii)an increase in AUM of general fund assets of $11.4 billion primarily driven by net fair value growth from declining interest rates, and favourable impacts from foreign exchange translation; partially offset by
(iv)net outflows from segregated funds and third-party AUM of $47.2 billion;
(v)a decrease of $5.7 billion from other business activities; and
(vi)Client distributions of $4.8 billion.

Segregated fund and third-party AUM net outflows of $16.9 billion during the quarter were comprised of:

	Quarterly results
($ billions)	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23
Net flows for Segregated fund and Third-party AUM:
MFS	(19.1)	(20.2)	(11.7)	(15.3)	(12.5)
SLC Management	1.7	(0.7)	1.5	3.9	3.4
Canada, Asia and other	0.5	1.1	(0.3)	—	(1.4)
Total net flows for Segregated fund and Third-party AUM	(16.9)	(19.8)	(10.5)	(11.4)	(10.5)

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 15

E. Contractual Service Margin
Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

	For the nine months ended	For the full year ended
($ millions)	September 30, 2024	December 31, 2023
Beginning of Period	11,786	10,865
Impact of new insurance business(1)	1,167	1,253
Expected movements from asset returns & locked-in rates(1)	512	560
Insurance experience gains/losses(1)	(63)	67
CSM recognized for services provided	(827)	(919)
Organic CSM Movement(1)(2)	789	961
Impact of markets & other(1)	251	(38)
Impact of change in assumptions(1)	(111)	364
Currency impact	121	(104)
Disposition(3)	—	(262)
Total CSM Movement	1,050	921
Contractual Service Margin, End of Period(4)	12,836	11,786

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Organic CSM movement is a component of both total CSM movement and organic capital generation.
(3)Relates to the sale of Sun Life UK in Q2'23. For additional information, refer to Note 3 in our 2023 Annual Consolidated Financial Statements.
(4)Total company CSM presented above is comprised of CSM on Insurance contracts issued of $12,513 million (December 31, 2023 - $11,845 million), net of CSM Reinsurance contacts held of $(323) million (December 31, 2023 - $59 million).

Total CSM ended Q3'24 at $12.8 billion, an increase of $1.1 billion or 9% for the first nine months of 2024:
•Organic CSM movement was driven by the impact of new insurance business, reflecting strong sales in Asia, primarily in Hong Kong, and Canada, primarily in individual protection and GRS.
•Unfavourable insurance experience from Canada and Asia, partially offset by the U.S.
•Favourable impact of markets and other driven by interest and equity experience.
•Impact of change in assumptions include the adverse impacts of a new reinsurance treaty and lapse updates, partially offset with favourable net mortality.
•Favourable currency impacts in Asia and the U.S.

16 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

Assumption Changes and Management Actions by Type
The impact on CSM of ACMA is attributable to insurance contracts and related impacts under the general measurement approach ("GMA") and variable fee approach ("VFA"). For insurance contracts measured under the GMA, the impacts flow through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates.

The following table sets out the impacts of ACMA on our reported net income and CSM in the third quarter of 2024.

As at September 30, 2024
($ millions)	Reported net income impacts (After-tax)(1)(2)	Deferred in CSM (Pre-tax)(2)(3)(4)	Comments
Mortality/morbidity	(69)	184
Updates to reflect mortality and morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in GRS and Individual Wealth in Canada, and the Philippines in Asia. These were partially offset by an unfavourable mortality impact in Individual Insurance in Canada.

Policyholder behaviour	(79)	(152)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in In-force Management in the U.S. and in Vietnam in Asia.
Expense	(27)	(4)	Updates to expenses in all jurisdictions.
Financial	31	62	Updates to various financial related assumptions.
Modelling enhancement and other	180	(185)
Various enhancements and methodology changes. The largest items were the favourable impact of refinements in Hong Kong in Asia offset by the impact of a new reinsurance treaty in
In-force Management in the U.S. that was favourable to net income but unfavourable to CSM.

Total impact of change in assumptions	36	(95)

(1)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders.
(2)CSM is shown on a pre-tax basis as it reflects the changes in our insurance contract liabilities, while reported net income is shown on a post-tax basis to reflect the impact on capital.
(3)The impact of change in assumptions in the CSM rollforward of $(111) million is comprised of $(23) million for the three months ended March 31, 2024 from various small enhancements, $7 million for the three months ended June 30, 2024 from various small enhancements, and $(95) million for the three months ended September 30, 2024, as referenced in the table above.
(4)Total impact of change in assumptions represents a non-IFRS financial measure for amounts deferred in CSM. For more details, see section N - Non-IFRS Financial Measures in this document.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 17

F. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23
LICAT ratio(1)
Sun Life Financial Inc.	152%	150%	148%	149%	147%
Sun Life Assurance	147%	142%	142%	141%	138%
Capital
Subordinated debt(2)	6,177	6,926	6,179	6,178	6,177
Innovative capital instruments(3)	200	200	200	200	200
Equity in the participating account	621	567	510	457	397
Non-controlling interests	79	92	106	161	147
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(4)	22,989	21,803	21,790	21,343	20,984
Contractual Service Margin(5)	12,836	12,512	12,141	11,786	11,452
Total capital	45,141	44,339	43,165	42,364	41,596
Financial leverage ratio(5)(6)	20.4%	22.6%	21.1%	21.5%	21.8%
Dividend
Underlying dividend payout ratio(6)	46%	47%	52%	46%	47%
Dividends per common share ($)	0.810	0.810	0.780	0.780	0.750
Book value per common share ($)	39.88	37.70	37.41	36.51	35.91

(1)Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)We are monitoring regulatory and market developments globally with respect to the interest rate benchmark reform (for more information refer to Note 2.A.ii in our 2023 Annual Consolidated Financial Statements), including as it relates to our legacy subordinated debt securities which reference the Canadian Dollar Offered Rate ("CDOR"). We may, if necessary at a future date, take appropriate action to reflect the replacement of CDOR.
(3)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), see section J - Capital and Liquidity Management in the 2023 Annual MD&A.
(4)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(5)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.9 billion as at September 30, 2024 (June 30, 2024 - $9.6 billion; March 31, 2024 - $9.9 billion; December 31, 2023 - $9.6 billion; September 30, 2023 -
$9.3 billion).
(6)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

1. Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 152% as at September 30, 2024 increased three percentage points compared to December 31, 2023, driven by organic capital generation, net of shareholder dividend payments, ACMA, and market movements, partially offset by share buybacks.

Sun Life Assurance's LICAT ratio of 147% as at September 30, 2024 increased six percentage points compared to December 31, 2023, driven by organic capital generation, net of dividend payments to SLF Inc., market movements, and M&A activity(1).

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

(1)Mergers & Acquisitions ("M&A").
18 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Capital
Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at September 30, 2024, our total capital was $45.1 billion, an increase of $2.8 billion compared to December 31, 2023. The increase to total capital included reported net income of $2,812 million, an increase of $1,050 million in CSM, the issuance of $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures, which is detailed below, favourable impacts of foreign exchange translation of $357 million included in other comprehensive income (loss) ("OCI"), and net unrealized gains on FVOCI assets of $263 million. This was partially offset by the payment of $1,391 million of dividends on common shares of SLF Inc. ("common shares"), the redemption of $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures, which is detailed below, and a decrease of $606 million from the repurchase and cancellation of common shares.

In Q3'24, organic capital generation(1) was $693 million, which measures the change in capital, net of dividends, above LICAT requirements excluding the impacts of markets and other non-recurring items. Organic capital generation was driven by record underlying net income and strong new business CSM.

Our capital and liquidity positions remain strong with a LICAT ratio of 152% at SLF Inc., a financial leverage ratio of 20.4%(1) and $1.2 billion in cash and other liquid assets(1) as at September 30, 2024 in SLF Inc.(2) (December 31, 2023 - $1.6 billion).

Capital Transactions
On May 15, 2024, SLF Inc. issued $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036. An amount equal to the net proceeds from the offering of such debentures will be used to finance or refinance, in whole or in part, new and/or existing Eligible Assets as defined in our Sustainability Bond Framework dated April 2024.

On August 13, 2024, SLF Inc. redeemed all of the outstanding $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemptions were funded from existing cash and other liquid assets.

Normal Course Issuer Bids
On August 29, 2023, SLF Inc. commenced a normal course issuer bid, which was in effect until August 28, 2024 (the "2023 NCIB").

On August 26, 2024, SLF Inc. announced that OSFI and the Toronto Stock Exchange (“TSX”) had approved its previously announced renewal of its normal course issuer bid to purchase up to 15 million of its common shares (the “2024 NCIB”). The 2024 NCIB commenced on August 29, 2024 and continues until August 28, 2025, or such earlier date as SLF Inc. may determine, or such date as SLF Inc. completes its purchases of common shares pursuant to the 2024 NCIB. Any common shares purchased by SLF Inc. pursuant to the 2024 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

Shares purchased and subsequently cancelled under both bids were as follows:

	Quarterly results		Year-to-date		Aggregate(1)
	Q3'24		2024
	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)
2023 NCIB (expired August 28, 2024)	1.2	86	7.7	546	10.5	733
2024 NCIB	0.8	60	0.8	60	0.8	60
Total	2.0	146	8.5	606

(1)Represents the balance of common shares purchased and subsequently cancelled under the life of the normal course issuer bids to-date.
(2)Excludes the impact of excise tax on net repurchases of equity. The Government of Canada's 2023 Budget introduced a new 2% excise tax on net repurchases of equity occurring on or after January 1, 2024, and this new legislation became enacted in June 2024.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 19

G. Performance by Business Segment

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Underlying net income (loss)(1)
Asset Management	344	307	330	933	908
Canada	375	402	338	1,087	1,026
U.S.	219	204	185	612	637
Asia	170	179	166	526	457
Corporate	(92)	(92)	(89)	(267)	(283)
Total underlying net income (loss)(1)	1,016	1,000	930	2,891	2,745
Reported net income (loss) - Common shareholders
Asset Management	644	274	268	1,202	770
Canada	382	292	365	964	904
U.S.	339	127	132	563	475
Asia	32	151	211	418	467
Corporate	(49)	(198)	(105)	(335)	(279)
Total reported net income (loss) - Common shareholders	1,348	646	871	2,812	2,337

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

20 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

1. Asset Management

	Quarterly results			Year-to-date
Asset Management (C$ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Underlying net income(1)	344	307	330	933	908
Add: Market-related impacts	(6)	(1)	(3)	(6)	(41)
Management's ownership of MFS shares	(10)	—	7	(22)	23
Acquisition, integration and restructuring(2)(3)	322	(26)	(58)	269	(102)
Intangible asset amortization	(6)	(6)	(8)	(18)	(18)
Other	—	—	—	46	—
Reported net income - Common shareholders	644	274	268	1,202	770
Assets under management (C$ billions)(1)	1,103.1	1,072.1	974.2	1,103.1	974.2
Gross flows (C$ billions)(1)	36.3	38.9	34.3	115.9	112.7
Net flows (C$ billions)(1)	(17.4)	(21.0)	(9.1)	(48.5)	(14.9)
MFS (C$ millions)
Underlying net income(1)	297	265	277	816	783
Add: Management's ownership of MFS shares	(10)	—	7	(22)	23
Reported net income - Common shareholders	287	265	284	794	806
Assets under management (C$ billions)(1)	872.7	845.3	754.8	872.7	754.8
Gross flows (C$ billions)(1)	31.3	33.1	28.3	99.5	96.1
Net flows (C$ billions)(1)	(19.1)	(20.2)	(12.5)	(51.0)	(23.6)
MFS (US$ millions)
Underlying net income(1)	218	194	207	601	582
Add: Management's ownership of MFS shares	(8)	—	5	(17)	17
Reported net income - Common shareholders	210	194	212	584	599
Pre-tax net operating margin for MFS(1)	40.5%	36.5%	40.8%	38.1%	37.8%
Average net assets (US$ billions)(1)	626.2	620.2	581.6	618.6	575.1
Assets under management (US$ billions)(1)(4)	645.3	618.1	555.9	645.3	555.9
Gross flows (US$ billions)(1)	22.9	24.2	21.1	73.2	71.4
Net flows (US$ billions)(1)	(14.0)	(14.8)	(9.3)	(37.4)	(17.5)
Asset appreciation (depreciation) (US$ billions)	41.2	3.2	(23.9)	84.1	25.6
SLC Management (C$ millions)
Underlying net income(1)	47	42	53	117	125
Add: Market-related impacts	(6)	(1)	(3)	(6)	(41)
Acquisition, integration and restructuring(2)(3)	322	(26)	(58)	269	(102)
Intangible asset amortization	(6)	(6)	(8)	(18)	(18)
Other	—	—	—	46	—
Reported net income (loss) - Common shareholders	357	9	(16)	408	(36)
Fee-related earnings(1)	72	65	68	206	198
Pre-tax fee-related earnings margin(1)(5)	24.2%	24.0%	23.8%	24.2%	22.8%
Pre-tax net operating margin(1)(5)	21.8%	21.6%	20.3%	21.8%	19.3%
Assets under management (C$ billions)(1)	230.4	226.8	219.5	230.4	219.5
Gross flows - AUM (C$ billions)(1)	5.0	5.8	6.0	16.4	16.7
Net flows - AUM (C$ billions)(1)	1.7	(0.7)	3.4	2.5	8.6
Fee earning assets under management ("FE AUM") (C$ billions)(1)	182.5	177.9	172.6	182.5	172.6
Gross flows - FE AUM (C$ billions)(1)	6.4	7.3	6.2	20.8	15.4
Net flows - FE AUM (C$ billions)(1)	4.2	1.1	4.1	8.3	8.6
Assets under administration ("AUA") (C$ billions)(1)	15.3	11.5	48.4	15.3	48.4
Capital raising (C$ billions)(1)	7.1	3.0	3.2	13.7	7.6
Deployment (C$ billions)(1)	4.6	6.0	4.8	16.2	15.4
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $19 million in Q3'24 and $63 million for the first nine months of 2024 (Q2'24 - $22 million; Q3'23 - $21 million; the first nine months of 2023 - $62 million).
(3)Q3'24 reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase the remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(4)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2023.
(5)Based on a trailing 12-month basis. For more details, see section N - Non-IFRS Financial Measures in this document.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 21

Profitability
Quarterly Comparison - Q3'24 vs. Q3'23
Asset Management underlying net income of $344 million increased $14 million or 4%, driven by:
•MFS up $20 million (up US$11 million): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses. The MFS pre-tax net operating profit margin(1) was 40.5% for Q3'24, compared to 40.8% in the prior year.
•SLC Management down $6 million: Higher fee-related earnings more than offset by a favourable tax rate(2) in the prior year and lower net seed investment income. Fee-related earnings(1) increased 6% driven by higher AUM, reflecting strong capital raising and deployment across the platform, partially offset by higher expenses. Fee-related earnings margin(1) and pre-tax net operating profit margin(1) for Q3'24 were 24.2% and 21.8%, respectively (Q3'23 - 23.8% and 20.3%, respectively).

Reported net income of $644 million increased $376 million or 140%, driven by a decrease in SLC Management's estimated acquisition-related liabilities(3), partially offset by fair value changes in management's ownership of MFS shares.

Foreign exchange translation led to an increase of $5 million in underlying net income and an increase of $11 million in reported net income.

Year-to-Date Comparison - Q3'24 vs. Q3'23

Asset Management underlying net income of $933 million increased $25 million or 3% driven by:
•MFS up $33 million (up US$19 million): Higher fee income from higher ANA partially offset by higher expenses, which include fair value changes in management's participation in MFS shares.
•SLC Management down $8 million: Higher fee-related earnings more than offset by lower net seed investment income and a favourable tax rate(2) in the prior year. Fee-related earnings(1) increased 4% driven by higher AUM, reflecting deployment across the platform, partially offset by higher expenses.

Reported net income of $1,202 million increased $432 million or 56%, driven by a decrease in SLC Management's estimated acquisition-related liabilities(3), a gain on the early termination of a distribution agreement, prior year losses on real estate investments held in the SLC Management surplus account, and the increase in underlying net income, partially offset by fair value changes in management's ownership of MFS shares.

Foreign exchange translation led to an increase of $8 million in underlying net income and an increase of $15 million in reported net income.

Growth
Asset Management AUM of $1,103.1 billion increased $87.2 billion or 9% from December 31, 2023, driven by:
•Net asset value changes of $140.4 billion; partially offset by
•Net outflows of $48.5 billion; and
•Client distributions of $4.8 billion.

MFS' AUM increased US$46.7 billion or 8% from December 31, 2023, driven by:
•Increase in asset values from higher equity markets of US$84.1 billion, partially offset by net outflows of US$37.4 billion.

In Q3'24, 97%, 50%, and 40% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management's AUM increased $7.3 billion or 3% from December 31, 2023, driven by:
•Asset value changes of $9.6 billion and net inflows of $2.5 billion, partially offset by Client distributions of $4.8 billion.
•Net inflows were comprised of capital raising and Client contributions, totaling $16.4 billion, partially offset by outflows of
$13.9 billion.

SLC Management's FE AUM increased $5.7 billion or 3% from December 31, 2023, driven by:
•Net inflows of $8.3 billion and asset value changes of $6.6 billion, partially offset by Client distributions of $9.2 billion.
•Net inflows were comprised of capital deployment and Client contributions, totaling $20.8 billion, partially offset by outflows of $12.5 billion.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Underlying net income in the prior year included favourable adjustments related to tax filings.
(3)Reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
22 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Canada

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Wealth & asset management(1)	101	130	116	340	340
Group - Health & Protection(1)	172	152	136	438	391
Individual - Protection(1)	102	120	86	309	295
Underlying net income(1)	375	402	338	1,087	1,026
Add: Market-related impacts	47	(109)	10	(71)	(193)
ACMA	(34)	6	15	(33)	7
Acquisition, integration and restructuring	—	—	5	—	73
Intangible asset amortization	(6)	(7)	(3)	(19)	(9)
Reported net income - Common shareholders	382	292	365	964	904
Underlying ROE (%)(1)	22.6%	25.0%	22.2%	22.2%	21.2%
Reported ROE (%)(1)	23.0%	18.1%	23.9%	19.7%	18.7%
Wealth sales & asset management gross flows(1)	3,755	5,372	3,395	13,206	9,615
Group - Health & Protection sales(1)	124	143	119	578	417
Individual - Protection sales(1)	112	167	148	409	438

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

Profitability
Quarterly Comparison - Q3'24 vs. Q3'23
Underlying net income of $375 million increased $37 million or 11%, reflecting:
•Wealth & asset management down $15 million: Unfavourable credit experience partially offset by higher fee income driven by higher AUM.
•Group - Health & Protection up $36 million: Business growth and higher fee-based income.
•Individual - Protection up $16 million: Business growth and higher investment contributions.

Reported net income of $382 million increased $17 million or 5%, driven by the increase in underlying net income and favourable market-related impacts, partially offset by unfavourable ACMA impacts. The market-related impacts were primarily from favourable equity market impacts and improved real estate experience, partially offset by interest rate impacts.

Year-to-Date Comparison - Q3'24 vs. Q3'23
Underlying net income of $1,087 million increased $61 million or 6%, reflecting:
•Wealth & asset management in line with prior year: Higher fee income driven by higher AUM offset by lower net investment results including unfavourable credit experience.
•Group - Health & Protection up $47 million: Business growth and higher investment contributions partially offset by less favourable morbidity experience reflecting claims volumes.
•Individual - Protection up $14 million: Business growth and higher investment contributions partially offset by lower earnings on surplus primarily reflecting lower realized gains.

Reported net income of $964 million increased $60 million or 7% driven by market-related impacts and the increase in underlying net income, partially offset by a prior year gain on sale of the sponsored markets business and unfavourable ACMA impacts. The market-related impacts were primarily from interest rate and equity market impacts.

Growth
Quarterly Comparison - Q3'24 vs. Q3'23
Canada's sales included:
•Wealth sales & asset management gross flows of $3.8 billion were up 11%, driven by higher mutual fund sales in Individual Wealth, partially offset by lower defined benefit solution sales in GRS and guaranteed product sales in Individual Wealth.
•Group - Health & Protection sales of $124 million were up 4%, driven by higher health sales.
•Individual - Protection sales of $112 million were down 24%, reflecting lower third-party sales.

Year-to-Date Comparison - Q3'24 vs. Q3'23
Canada's sales included:
•Wealth sales & asset management gross flows of $13.2 billion were up 37%, driven by higher mutual fund sales in Individual Wealth and higher defined benefit solution and defined contribution sales in GRS, partially offset by lower guaranteed product sales in Individual Wealth.
•Group - Health & Protection sales of $578 million were up 39%, driven by higher large case sales.
•Individual - Protection sales of $409 million were down 7%, reflecting lower third-party sales.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 23

3. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Group - Health & Protection(1)	127	112	112	363	415
Individual - Protection(1)(2)	34	37	28	88	61
Underlying net income(1)	161	149	140	451	476
Add: Market-related impacts	9	(22)	30	(45)	8
ACMA	104	—	(26)	105	(8)
Acquisition, integration and restructuring(3)	(8)	(21)	(23)	(51)	(68)
Intangible asset amortization	(16)	(15)	(16)	(48)	(45)
Reported net income - Common shareholders	250	91	105	412	363
Underlying ROE (%)(1)	13.4%	12.9%	12.2%	12.8%	13.6%
Reported ROE (%)(1)	20.8%	7.9%	9.2%	11.7%	10.4%
After-tax profit margin for Group Benefits (%)(1)(4)	9.9%	9.6%	9.9%	9.9%	9.9%
Group - Health & Protection sales(1)(5)	219	243	179	604	748
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
(2)Effective Q2'23, the UK payout annuities run-off business was moved from the Corporate business segment to the U.S. business segment upon the sale of Sun Life UK. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. Also, effective Q3'23 the run-off reinsurance business was moved from the Corporate business segment to the U.S. business segment.
(3)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(4)Based on underlying net income, on a trailing four-quarter basis. For more details, see section N - Non-IFRS Financial Measures in this document.
(5)Prior period amounts related to U.S. Dental sales have been restated to reflect new information.

Profitability
Quarterly Comparison - Q3'24 vs. Q3'23
Underlying net income of US$161 million increased US$21 million or 15%, driven by:
•Group - Health & Protection(1) up US$15 million: Strong business growth in Group Benefits and improved group life mortality experience partially offset by lower Dental results. Dental results were impacted by a continued acuity shift reflecting higher average utilization in remaining members as a result of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by Medicaid pricing updates and claim and expense management actions.
•Individual - Protection(1) up US$6 million: Higher net investment results, including a partial offset from unfavourable credit experience.

Reported net income of US$250 million increased US$145 million or 138%, driven by favourable ACMA impacts, the increase in underlying net income, and lower DentaQuest integration costs, partially offset by market-related impacts primarily from interest rate impacts and unfavourable real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $6 million in reported net income.

Year-to-Date Comparison - Q3'24 vs. Q3'23
Underlying net income of US$451 million decreased US$25 million or 5%, driven by:
•Group - Health & Protection(1) down US$52 million: Lower Dental results and less favourable morbidity experience in medical stop-loss as utilization normalizes, were partially offset by strong business growth and improved mortality and favourable disability experience in Group Benefits. Dental results were impacted by a continued acuity shift reflecting higher average utilization in remaining members as a result of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by Medicaid pricing updates and claim and expense management actions.
•Individual - Protection(1) up US$27 million: The inclusion of the UK payout annuity business(2) and favourable mortality experience. Unfavourable credit experience was offset by higher earnings on surplus.

Reported net income of US$412 million increased US$49 million or 13%, driven by favourable ACMA impacts and lower DentaQuest integration costs, partially offset by market-related impacts and the decrease in underlying net income. The market-related impacts were primarily from unfavourable real estate experience partially offset by interest rate impacts.

Foreign exchange translation led to an increase of $7 million in underlying net income and an increase of $9 million in reported net income.

(1)Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
(2)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements.
24 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

Growth
Quarterly Comparison - Q3'24 vs. Q3'23
U.S. group sales of US$219 million were up 22%, driven by higher Dental and employee benefits sales. Dental sales reflected higher Medicaid and commercial dental sales.

Year-to-Date Comparison - Q3'24 vs. Q3'23
U.S. group sales of US$604 million were down 19%, reflecting lower Medicare Advantage and Medicaid sales in Dental driven by large institutional sales in the prior year, partially offset by higher medical stop-loss and employee benefits sales.

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Wealth & asset management(1)	29	18	11	64	39
Individual - Protection(1)(2)	158	176	175	502	449
Regional Office expenses & other(1)	(17)	(15)	(20)	(40)	(31)
Underlying net income (loss)(1)	170	179	166	526	457
Add: Market-related impacts	(57)	(20)	(4)	(92)	(11)
ACMA	(74)	10	56	(67)	40
Acquisition, integration and restructuring	(5)	(2)	(5)	71	(13)
Intangible asset amortization	(2)	(2)	(2)	(6)	(6)
Other	—	(14)	—	(14)	—
Reported net income - Common shareholders	32	151	211	418	467
Underlying ROE (%)(1)	12.2%	13.2%	12.2%	12.8%	11.2%
Reported ROE (%)(1)	2.3%	11.1%	15.5%	10.2%	11.5%
Wealth sales & asset management gross flows(1)	1,901	2,008	1,663	6,010	5,709
Individual - Protection sales(1)	618	586	521	1,831	1,346
Group - Health & Protection sales(1)(2)	21	19	16	66	60
New business CSM(1)	267	220	238	717	458

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
(2)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection.

Profitability
Quarterly Comparison - Q3'24 vs. Q3'23
Underlying net income of $170 million increased $4 million or 2%, driven by:
•Wealth & asset management up $18 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection down $17 million: Good sales momentum and in-force business growth, and contributions from joint ventures, were more than offset by unfavourable mortality experience, lower earnings on surplus, and higher expenses primarily reflecting continued investments in the business.
•Regional office expenses & other $3 million improved net loss primarily driven by lower incentive compensation.

Reported net income of $32 million decreased $179 million or 85%, reflecting unfavourable ACMA and market-related impacts. The market-related impacts were primarily from interest rate impacts partially offset by improved real estate experience and favourable equity market impacts.

Foreign exchange translation led to an increase of $2 million in underlying net income and an increase of $4 million in reported net income.

Year-to-Date Comparison - Q3'24 vs. Q3'23
Underlying net income of $526 million increased $69 million or 15%, driven by:
•Wealth & asset management up $25 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection up $53 million: Good sales momentum and in-force business growth, partially offset by higher expenses primarily reflecting volume growth and continued investments in the business.
•Regional office expenses & other $(9) million increased net loss primarily reflecting continued investments in the business across the region.

Reported net income of $418 million decreased $49 million or 10%, reflecting unfavourable ACMA and market-related impacts, and a Pillar Two global minimum tax adjustment(1), partially offset by a gain on partial sale of ABSLAMC and the increase in underlying net income. The market-related impacts were primarily from interest rate impacts, partially offset by improved real estate experience and equity market impacts.

Foreign exchange translation led to an increase of $1 million in underlying net income and an increase of $5 million in reported net income.

(1)For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended September 30, 2024 and section
C - Profitability in this document.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 25

Growth
Quarterly Comparison - Q3'24 vs. Q3'23
Asia's sales included:
•Individual sales of $618 million were up 17%(1), driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and India reflecting growth mainly in the bancassurance channel, partially offset by lower sales in International due to higher large case sales in the prior year.
•Wealth sales & asset management gross flows of $1.9 billion were up 13%(1), driven by higher fixed income fund and mutual fund sales in India, partially offset by lower money market fund sales in the Philippines and lower Mandatory Provident Fund ("MPF") sales in Hong Kong.
New business CSM of $267 million in Q3'24, was up from $238 million in the prior year, primarily driven by higher sales and stronger profit margins in Hong Kong, partially offset by lower sales in High-Net-Worth.

Year-to-Date Comparison - Q3'24 vs. Q3'23
Asia's sales included:
•Individual sales of $1.8 billion were up 35%(1), driven by higher sales in Hong Kong reflecting expanded distribution capabilities, partially offset by lower sales in China and Vietnam reflecting industry and market conditions, and lower sales in International due to higher large case sales in the prior year.
•Wealth sales & asset management gross flows of $6.0 billion were up 5%(1), driven by higher sales in India primarily from mutual funds, partially offset by lower money market fund sales in the Philippines and lower MPF sales in Hong Kong.
New business CSM of $717 million was up from $458 million in the prior year, primarily driven by sales in Hong Kong.

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Individual - Protection(1)(2)	—	—	—	—	29
Corporate expenses & other(1)	(92)	(92)	(89)	(267)	(312)
Underlying net income (loss)(1)	(92)	(92)	(89)	(267)	(283)
Add: Market-related impacts	33	3	(16)	31	(20)
ACMA	4	—	—	4	3
Acquisition, integration and restructuring	6	(108)	—	(102)	21
Other	—	(1)	—	(1)	—
Reported net income (loss) - Common shareholders	(49)	(198)	(105)	(335)	(279)

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
(2)The UK annuities run-off businesses in Corporate has been included with Individual - Protection. Effective Q2'23, the UK annuities run-off business was moved from the Corporate business segment to the U.S. business segment upon the sale of Sun Life UK. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. Also, effective Q3'23 the run-off reinsurance business was moved from the Corporate business segment to the U.S. business segment.

Profitability
Quarterly Comparison - Q3'24 vs. Q3'23
Underlying net loss was $92 million compared to underlying net loss of $89 million in the prior year, primarily reflecting lower investment income from surplus assets.

Reported net loss was $49 million compared to reported net loss of $105 million in the prior year, driven by market-related impacts.

Year-to-Date Comparison - Q3'24 vs. Q3'23
Underlying net loss was $267 million compared to underlying net loss of $283 million in the prior year, driven by lower financing costs partially offset by lower earnings due to the sale of Sun Life UK(2) and lower investment income from surplus assets.

Reported net loss was $335 million compared to reported net loss of $279 million in the prior year, reflecting a restructuring charge of
$108 million and a prior year gain on the sale of Sun Life UK(2), partially offset by market-related impacts and the lower underlying net loss.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section N - Non-IFRS Financial Measures in this document.
(2)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2023 Annual Consolidated Financial Statements. Prior year results include a gain of $19 million from the sale of Sun Life UK in reported net income within the Corporate business group.
26 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

H. Investments
Total general fund invested assets of $184.5 billion as at September 30, 2024, were up $10.2 billion from December 31, 2023. The increase was primarily from general operating activities, net fair value growth from declining interest rates and favourable impacts from foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in high quality fixed income assets.

The following table sets out the composition of our general fund invested assets(1):

	September 30, 2024		December 31, 2023
($ millions)	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	11,765	6%	13,173	8%
Debt securities	81,832	45%	75,493	43%
Equity securities	9,398	5%	7,138	4%
Mortgages and loans	57,151	31%	54,600	31%
Derivative assets	1,724	1%	2,183	1%
Other invested assets	13,329	7%	12,018	7%
Investment properties	9,333	5%	9,723	6%
Total invested assets	184,532	100%	174,328	100%

(1)The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities
The debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at September 30, 2024, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

Debt Securities by Geography
The carrying value of our debt securities by geographic location is presented in the following table.

	September 30, 2024				December 31, 2023
($ millions)	FVTPL debt securities	FVOCI debt securities	Total	% of Total	FVTPL debt securities	FVOCI debt securities	Total	% of Total
Debt securities by geography:
Canada	34,246	3,819	38,065	47%	30,180	4,339	34,519	46%
United States	21,080	6,478	27,558	34%	20,111	6,266	26,377	35%
Europe	4,166	1,760	5,926	7%	3,892	1,470	5,362	7%
Asia	6,506	1,018	7,524	9%	5,440	900	6,340	8%
Other	1,637	1,122	2,759	3%	1,557	1,338	2,895	4%
Total debt securities	67,635	14,197	81,832	100%	61,180	14,313	75,493	100%
Our gross unrealized losses as at September 30, 2024 for FVTPL and FVOCI debt securities were $5,214 million and $370 million, respectively (December 31, 2023 - $6,119 million and $615 million, respectively). The decrease in gross unrealized losses was largely due to the impact from declining interest rates.

Debt Securities by Credit Rating
Debt securities with a credit rating of "A" or higher represented 75% of the total debt securities as at September 30, 2024 (December 31, 2023 - 72%). Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at September 30, 2024, consistent with December 31, 2023.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 27

2. Mortgages and Loans
Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.
Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	September 30, 2024			December 31, 2023
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,497	12,484	21,981	9,377	12,924	22,301
United States	4,723	18,436	23,159	4,609	17,086	21,695
Europe	204	8,428	8,632	159	7,420	7,579
Asia	—	670	670	—	550	550
Other	—	2,709	2,709	—	2,475	2,475
Total mortgages and loans	14,424	42,727	57,151	14,145	40,455	54,600
% of Total invested assets	8%	23%	31%	8%	23%	31%

(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

Mortgage Portfolio
As at September 30, 2024, we held $14.4 billion of mortgages (December 31, 2023 - $14.1 billion). Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	September 30, 2024			December 31, 2023
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total
Mortgages:
Retail	—	2,526	2,526	—	2,558	2,558
Office	—	2,673	2,673	—	2,754	2,754
Multi-family residential	3,277	1,262	4,539	3,583	1,256	4,839
Industrial	—	3,536	3,536	—	2,954	2,954
Other	435	715	1,150	440	600	1,040
Total mortgages	3,712	10,712	14,424	4,023	10,122	14,145
% of Total mortgages	26%	74%	100%	28%	72%	100%

Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, and industrial properties. As at September 30, 2024, 31% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 53% as at September 30, 2024 (December 31, 2023 - 52%). While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.77 times. Of the $3.5 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

As at September 30, 2024, we held $42.7 billion of loans (December 31, 2023 - $40.5 billion). Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

As at September 30, 2024, our impaired mortgages and loans, net of allowances for losses, were $31 million (December 31, 2023 - $7 million).

3. Derivatives
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	September 30, 2024	December 31, 2023
Net fair value asset (liability)	157	872
Total notional amount	76,740	70,421
Credit equivalent amount(1)	1,350	1,594
Risk-weighted credit equivalent amount(1)	31	34

(1)Amounts presented are net of collateral received.

The net fair value of derivatives was an asset of $157 million as at September 30, 2024 (December 31, 2023 - asset of $872 million). The decrease in net fair value was driven by a decrease in foreign exchange contracts due to the depreciation of the Canadian dollar against the U.S. dollar.

28 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

The total notional amount of our derivatives increased to $76.7 billion as at September 30, 2024 (December 31, 2023 - $70.4 billion). The change in notional amount is mainly attributable to an increase in interest rate contracts used for duration matching and foreign exchange contracts used for hedging foreign currency assets.

4. Investment Properties
As at September 30, 2024, we held $9.3 billion of investment properties (December 31, 2023 - $9.7 billion). The decrease in our investment property portfolio is predominantly driven by declines in market value, mainly in the office and U.S. industrial sectors, and property sales in Canada and the U.S.
Investment Properties by Type and Geography

	September 30, 2024
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,496	3,494	924	1,474	439	7,827	84%
United States	404	929	136	35	2	1,506	16%
Total	1,900	4,423	1,060	1,509	441	9,333	100%
% of Total by Type	20%	48%	11%	16%	5%	100%

	December 31, 2023
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,558	3,318	921	1,468	668	7,933	82%
United States	476	1,046	232	34	2	1,790	18%
Total	2,034	4,364	1,153	1,502	670	9,723	100%
% of Total by Type	21%	45%	12%	15%	7%	100%

5. Loss Allowance and Provision for Credit Losses
The balance of the total loss allowance was $97 million as at September 30, 2024 (December 31, 2023 - $89 million) and the provision for credit losses increased by $8 million for the nine months ended September 30, 2024 (increased by $6 million for the nine months ended September 30, 2023).

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 29

I. Risk Management
We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our 2023 Annual MD&A and AIF.

This section includes our disclosure on market risks and should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2024. When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products.

Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in public or private equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue, income, and the contractual service margin. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income, the contractual service margin, and capital.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income, the contractual service margin, and capital.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk
Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or credit spread environments. This risk is managed in our asset-liability management program. Details of the asset-liability management program are discussed under the heading "Market Risk Management Governance and Control" in section K - Risk Management in the 2023 Annual MD&A.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, futures and swaptions. The impact of these guarantees on net income, contractual service margin, and capital are included in the disclosed market risk sensitivities.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening credit spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads. Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads can also result in increased asset calls, mortgage prepayments, and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may additionally adversely impact our net income, CSM, capital, and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.

30 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income, CSM, and capital. A material and sustained increase in interest rates may lead to deterioration in real estate values.

Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income, contractual service margin and capital.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at September 30, 2024 and December 31, 2023, the Company did not have a material foreign currency risk exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Inflation Risk
Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.

i. Market Risk Sensitivities
We use a variety of methods and measures to manage and quantify our market risk exposures. These include duration and key rate duration management, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income(1), contractual service margin, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in market variables as at September 30, 2024 and
December 31, 2023.

The estimated sensitivities in the tables below reflect the impact of market movements on insurance contracts and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.

Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will result in increased liabilities for insurance contracts, offset by increased values of the assets backing general account liabilities. Higher interest rates or a widening of spreads will result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", and "Real Estate Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily in our surplus and investment contract segments, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or a widening of spreads.

As these market risk sensitivities reflect an instantaneous impact on net income, CSM, OCI and SLF Inc.'s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

(1)Net income in section I - Risk Management in this document refers to common shareholders' net income.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 31

1. Private and Public Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in public or private equity market prices as at September 30, 2024 and December 31, 2023. The sensitivities shown outline the impact of the same percentage increase or decrease applied to each of private equity and public equity. About two-thirds of our expected net income sensitivity to changes in equity markets is driven by investments in private equity.

($ millions, unless otherwise noted)			As at September 30, 2024
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	(500)	(200)	200	550
Potential impact on CSM (pre-tax)	(725)	(275)	275	650
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	2.0% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

($ millions, unless otherwise noted)			As at December 31, 2023
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	(400)	(175)	175	425
Potential impact on CSM (pre-tax)	(625)	(250)	250	600
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	3.0% point decrease	1.0% point decrease	1.0% point increase	2.5% point increase

(1)Represents the respective change across all equity exposures as at September 30, 2024 and December 31, 2023. Due to the impact of active management, basis risk, and other factors, realized sensitivities may differ significantly from expectations. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at September 30, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.
(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at September 30, 2024 and December 31, 2023. LICAT ratios are rounded in increments of 0.5%.

32 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in interest rates as at September 30, 2024 and December 31, 2023.

($ millions, unless otherwise noted)	As at September 30, 2024		As at December 31, 2023
Change in Interest Rates(1)(2)(3)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	(25)	—	(25)	50
Potential impact on CSM (pre-tax)	175	(150)	75	(75)
Potential impact on OCI(4)	200	(200)	200	(200)
Potential impact on LICAT ratio(5)	2.0% point increase	2.5% point decrease	1.5% point increase	1.5% point decrease

(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2024 and December 31, 2023 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at September 30, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(4)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.
(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at September 30, 2024 and December 31, 2023. The sensitivities reflect the worst scenario as at September 30, 2024 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at September 30, 2024. Significant changes in market variables may result in other than proportionate impacts on our sensitivities.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 33

3. Credit Spread and Swap Sensitivities
Credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability values (including provincial government bonds, corporate bonds, and other fixed income assets). Swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability values.

The following tables set out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in credit spreads and our net income, CSM, and OCI to certain changes in swap spreads as at September 30, 2024 and December 31, 2023.

($ millions, unless otherwise noted)	As at September 30, 2024		As at December 31, 2023
Change in Credit Spreads(1)(2)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	75	(75)	50	(50)
Potential impact on CSM (pre-tax)	150	(150)	75	(25)
Potential impact on OCI(3)	175	(175)	200	(175)
Potential impact on LICAT ratio(4)	1.5% point increase	1.5% point decrease	1.0% point increase	1.0% point decrease

(1)The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million.
(3)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.
(4)The LICAT sensitivities illustrate the impact on SLF Inc. as at September 30, 2024 and December 31, 2023. The sensitivities reflect the worst scenario as of September 30, 2024 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)	As at September 30, 2024		As at December 31, 2023
Change in Swap Spreads(1)(2)	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	(25)	25	(25)	25

(1)The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million.

4. Real Estate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, OCI and CSM to certain instantaneous changes in the value of our real estate investments as at September 30, 2024 and December 31, 2023.

($ millions, unless otherwise noted)	As at September 30, 2024		As at December 31, 2023
Change in Real Estate Values (1)	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	(450)	450	(475)	475
Potential impact on CSM (pre-tax)	(100)	100	(100)	100

(1)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching between the scenarios would have the effect of offsetting the previous impacts over time. It should be noted that switching of the scenario can also change the direction of our sensitivities.

For SLF Inc., assuming no further scenario switches, no additional LICAT ratio impact is expected over the next five quarters.

For Sun Life Assurance, assuming no further scenario switches, the remaining impact of one-half percentage point is expected to increase the LICAT ratio over the next five quarters.

34 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

5. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income, OCI, CSM and LICAT ratio for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in equity price levels, interest rates and credit spreads. The LICAT ratio and CSM sensitivities are non-IFRS financial measures, and for additional information, see section N - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is applicable to all net income, CSM, OCI and LICAT ratio sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2023 have been included for comparative purposes only.

Sensitivities to interest rates and credit spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly differently from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2024 and December 31, 2023, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the respective calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

The sensitivities are based on methods and assumptions in effect as at September 30, 2024 and December 31, 2023, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at September 30, 2024 and December 31, 2023. For insurance contracts measured using the variable fee approach ("VFA"), where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income, OCI, CSM or capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities should be read in conjunction with the information contained in section
N - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in the 2023 Annual MD&A. Additional information on market risk can be found in Note 2 and Note 6 of the 2023 Annual Consolidated Financial Statements and the Risk Factors section in the
2023 AIF.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 35

J. Additional Financial Disclosure
1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Insurance revenue
Annuities	607	597	555	1,785	1,686
Life insurance	1,357	1,418	1,337	4,135	3,941
Health insurance	3,687	3,552	3,441	10,838	10,271
Total insurance revenue	5,651	5,567	5,333	16,758	15,898
Net Investment income (loss)	7,540	1,272	(4,824)	8,135	425
Fee income	2,142	2,077	1,930	6,231	5,767
Total revenue	15,333	8,916	2,439	31,124	22,090

Total revenue increased $12.9 billion compared to the prior year, primarily driven by net investment income from fair value changes of invested assets. Foreign exchange translation led to a $133 million increase in revenue. By business group, total revenue reflected net investment income from fair value changes of invested assets primarily in Canada, Asia, and the U.S.

Total revenue increased $9.0 billion in the first nine months of 2024 compared to the same period in 2023, primarily driven by net investment income from fair value changes of invested assets in 2024 and higher insurance revenue. Foreign exchange translation led to a $200 million increase in revenue. By business group, revenue reflected net investment income from fair value changes of invested assets in 2024 in Canada, Asia and the U.S., and higher insurance revenue primarily in Canada and the U.S.

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $216.2 billion as at September 30, 2024 (December 31, 2023 - $204.8 billion), primarily driven by net fair value growth from declining interest rates and favourable impacts from foreign exchange translation.

The net liabilities balance for insurance contracts issued(1) was $143.9 billion as at September 30, 2024 (December 31, 2023 - $135.5 billion), primarily driven by insurance finance income and expenses, cash flows and foreign currency translation, partially offset by the change in insurance service result.

Total shareholders' equity, including preferred shares and other equity instruments, is $25.2 billion as at September 30, 2024
(December 31, 2023 - $23.6 billion). The change in total shareholders' equity included:
(i)total shareholders' net income of $2,872 million, before preferred share dividends of $60 million;
(ii)favourable impacts from foreign exchange translation of $357 million included in OCI; and
(iii)net unrealized gains on FVOCI assets of $263 million; partially offset by
(iv)common share dividend payments of $1,391 million; and
(v)a decrease of $606 million from the repurchase and cancellation of common shares.

As at October 25, 2024, SLF Inc. had 575,855,401 common shares, 3,475,876 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

(1)For more information about the changes in the net insurance contract liabilities, refer to Note 7 of the Interim Consolidated Financial Statements for the period ended September 30, 2024.
36 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

3. Cash Flows

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Net cash and cash equivalents, beginning of period	8,731	7,908	8,374	11,170	9,372
Cash flows provided by (used in):
Operating activities	3,240	1,167	1,900	1,920	2,209
Investing activities	(75)	(97)	(138)	(156)	(318)
Financing activities	(1,644)	(294)	(1,427)	(2,863)	(2,447)
Changes due to fluctuations in exchange rates	(45)	47	227	136	120
Increase (decrease) in cash and cash equivalents	1,476	823	562	(963)	(436)
Net cash and cash equivalents, end of period	10,207	8,731	8,936	10,207	8,936
Short-term securities, end of period	1,376	2,746	2,090	1,376	2,090
Net cash, cash equivalents and short-term securities, end of period	11,583	11,477	11,026	11,583	11,026

Our operating activities generate cash flows which include net premiums, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

Q3'24 cash flows used in financing activities were higher year-over-year as the prior year included the issuance of $500 million principal amount of Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures, partially offset by a lower redemption of senior debentures and subordinated debt in the current year compared to prior year.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 37

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
	IFRS 17 and IFRS 9(1)(2)								IFRS 4 and IAS 39(1)
($ millions, unless otherwise noted)	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23	Q1'23	Q4'22	Q4'22
Total revenue	15,333	8,916	6,875	18,684	2,439	7,668	11,983	8,494	12,301
Common shareholders' net income (loss)
Underlying net income(3)	1,016	1,000	875	983	930	920	895	892	990
Add: Market-related impacts(2)	29	(153)	(70)	(193)	23	(220)	(64)	224	(136)
ACMA	36	16	(7)	(1)	35	7	(5)	12	54
Other adjustments	267	(217)	20	(40)	(117)	(47)	(20)	37	43
Reported net income - Common shareholder	1,348	646	818	749	871	660	806	1,165	951
Diluted EPS ($)
Underlying(3)	1.76	1.72	1.50	1.68	1.59	1.57	1.52	1.52	1.69
Reported	2.33	1.11	1.40	1.28	1.48	1.12	1.37	1.98	1.62
Basic reported EPS ($)
Reported	2.33	1.11	1.40	1.28	1.49	1.12	1.37	1.99	1.62
Underlying net income (loss) by segment(3)
Asset Management	344	307	282	331	330	296	282	324	313
Canada	375	402	310	350	338	372	316	265	324
U.S.	219	204	189	253	185	215	237	230	240
Asia	170	179	177	143	166	150	141	135	152
Corporate	(92)	(92)	(83)	(94)	(89)	(113)	(81)	(62)	(39)
Total underlying net income (loss)(3)	1,016	1,000	875	983	930	920	895	892	990
Add: Market-related impacts (pre-tax)(2)	(12)	(169)	(26)	(436)	107	(298)	(99)	179	(273)
ACMA (pre-tax)	63	18	(8)	6	41	11	(5)	(26)	67
Other adjustments (pre-tax)	246	(254)	41	(118)	(156)	(89)	(10)	(141)	(88)
Tax expense (benefit) on above items	35	51	(64)	314	(51)	116	25	261	255
Reported net income (loss) by segment - Common shareholders
Asset Management	644	274	284	297	268	248	254	321	322
Canada	382	292	290	348	365	210	329	453	367
U.S.	339	127	97	101	132	175	168	202	110
Asia	32	151	235	44	211	122	134	92	98
Corporate	(49)	(198)	(88)	(41)	(105)	(95)	(79)	97	54
Total reported net income (loss) - Common shareholders	1,348	646	818	749	871	660	806	1,165	951

(1)IFRS 17 and IFRS 9 were adopted on January 1, 2023, see Note 2 of the 2023 Annual Consolidated Financial Statements.
(2)2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay (“the new standards”). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context.
(3)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

38 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

Second Quarter 2024
Underlying net income of $1,000 million increased $80 million or 9%, driven by:
•Wealth & asset management up $36 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by higher expenses in Asset Management.
•Group - Health & Protection down $55 million: Lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations and related claims following the end of the Public Health Emergency, less favourable morbidity experience in Canada, and unfavourable morbidity experience in U.S. medical stop-loss, partially offset by strong business growth in U.S. Group Benefits and Canada.
•Individual - Protection up $82 million: Business growth in Asia and Canada, and favourable mortality experience in Canada and the U.S.
•Corporate expenses & other $17 million decrease in net loss driven by lower operating expenses and financing costs.

Reported net income of $646 million decreased $14 million or 2%. Financial discipline remains core to our Client Impact Strategy and business. In Q2'24, we recorded a restructuring charge of $138 million (post-tax $108 million) reflecting actions taken to improve productivity and drive earnings growth at the higher-end of our Medium-Term Financial Objectives. We expect these actions to result in annual savings of approximately $200 million (pre-tax) by 2026. The restructuring charge is offset by the increase in underlying net income; and market-related impacts primarily reflecting interest rates and real estate investments.

First Quarter 2024
Underlying net income of $875 million decreased $20 million from prior year, driven by:
•Wealth & asset management down $3 million: Higher fee income offset by higher expenses in Asset Management, as well as lower net seed investment income in SLC Management.
•Group - Health & Protection down $23 million: Less favourable morbidity experience in U.S. medical stop-loss and lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by strong revenue growth in U.S. Group Benefits, and business growth and improved disability experience in Canada.
•Individual - Protection down $13 million: Lower earnings due to the sale of Sun Life UK partially offset by business growth in Asia.
•Corporate expenses & other $19 million decrease in net loss driven by lower financing costs.

Reported net income of $818 million increased $12 million from prior year, driven by the gains on partial sale of ABSLAMC and the early termination of a distribution agreement in Asset Management, largely offset by the prior year gain on sale of the sponsored markets business in Canada, fair value changes in management's ownership of MFS shares, and the decrease in underlying net income. Unfavourable real estate experience was mostly offset by favourable interest rate impacts.

Fourth Quarter 2023
Underlying net income of $983 million increased $91 million or 10% from prior year, driven by:
•Wealth & asset management up $27 million: Higher Asset Management fee-related earnings and higher investment income driven by volume growth and an increase in yields.
•Group - Health & Protection up $44 million: Business premium growth in the U.S. and Canada, improved disability experience in Canada, and higher investment contributions in the U.S., partially offset by lower results in U.S. Dental.
•Individual - Protection up $53 million: Business growth reflecting good sales momentum in Asia, and higher investment contributions in Canada, partially offset by lower earnings due to the sale of Sun Life UK.
•Corporate expenses & other $(33) million increase in net loss driven by higher operating expenses reflecting business growth and continued investments in the business, partially offset by a lower effective tax rate.
•Higher earnings on surplus primarily driven by higher net interest income and lower realized losses.

Reported net income of $749 million decreased $416 million or 36%, driven by unfavourable market-related impacts primarily reflecting interest rates and real estate experience, the prior year impact of the Canada Tax Rate Change, and fair value changes in management's ownership of MFS shares; partially offset by the increase in underlying net income, the impact of the Bermuda Corporate Income Tax Change; and lower DentaQuest integration costs.

Third Quarter 2023
Underlying net income of $930 million decreased $19 million or 2%, driven by:
•Wealth & asset management up $38 million: Higher investment income driven by volume growth and an increase in yields, and higher Asset Management fee-related earnings.
•Group - Health & Protection up $4 million: Strong revenue growth across all U.S. businesses and better disability experience in Canada, largely offset by health and protection experience in the U.S., and lower fee-related earnings in Canada.
•Individual - Protection down $8 million: Lower earnings due to the sale of Sun Life UK, and lower net investment results in the U.S., partially offset by business growth reflecting good sales momentum during the past year in Asia.
•Corporate expenses & other $(53) million increase in net loss includes higher debt financing costs.
•Higher expenses across business types were driven by volume growth, continued investments in the business, and higher incentive compensation.

Reported net income of $871 million increased $760 million, driven by favourable market-related impacts primarily reflecting interest rates partially offset by real estate experience, a $170 million charge related to the sale of Sun Life UK and a higher increase in SLC Management's acquisition-related liabilities in the prior year, and ACMA impacts; partially offset by fair value changes in management's ownership of MFS shares.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 39

Second Quarter 2023
Underlying net income of $920 million increased $112 million or 14%, driven by:
•Wealth & asset management down $1 million: Higher investment income driven by volume growth and an increase in yields was largely offset by lower fee-based earnings in MFS, reflecting equity market declines over the past year, as well as higher expenses in Canada.
•Group - Health & Protection up $122 million: Strong performance driven by good premium growth and better disability experience in Canada and the U.S., as well as a full quarter of DentaQuest contributions.
•Individual - Protection up $50 million: Higher premiums reflecting good sales momentum during the past year in Asia, and improved insurance experience in Canada and the U.S.
•Corporate expenses & other $(59) million increased net loss driven by higher operating expenses including incentive compensation and an increase in debt financing costs.
•Higher earnings on surplus reflecting an increase in realized gains and net interest income from higher rates.

Reported net income of $660 million decreased $270 million or 29%, driven by market-related impacts primarily reflecting interest rates and real estate investments, the prior year gain on the sale-leaseback of the Wellesley office in the U.S., and fair value changes in management's ownership of MFS shares; partially offset by the increase in underlying net income.

First Quarter 2023
Underlying net income of $895 million increased $175 million or 24%, driven by:
•Wealth & asset management down $11 million: Lower fee-based earnings in MFS, Canada, and Asia, reflecting equity market declines, largely offset by an increase in investment income driven by higher volumes and yields.
•Group - Health & Protection up $180 million: Strong performance including premium growth, improved disability in Canada and the U.S., strong medical stop-loss margins, and improved U.S. mortality. DentaQuest results also contributed to the increase.
•Individual - Protection up $42 million: Higher premiums reflecting good sales momentum during the past year, and improved mortality in Asia.
•Corporate Support & other $(36) million increased net loss: Higher operating expenses including long-term incentive compensation and IFRS 17 project spend, as well as an increase in debt financing costs.
•Higher investment income reflecting an increase in realized gains from surplus assets and net interest income from higher rates.

Reported net income of $806 million increased $141 million or 21%, driven by the increase in underlying net income and gain on the sale of the sponsored markets business in Canada, partially offset by market-related impacts, and DentaQuest integration and SLC Management acquisition-related costs.

Fourth Quarter 2022(1)
Reported net income of $951 million decreased $127 million or 12%, primarily reflecting unfavourable market-related impacts and DentaQuest integration costs, partially offset by the impact of the Canada Tax Rate Change, fair value changes on MFS' share-based payment awards and ACMA. Prior year reported net income included a gain on the initial public offering ("IPO") of our India asset management joint venture partially offset by an increase to SLC Management's acquisition-related liabilities. Underlying net income of $990 million increased
$92 million or 10%, driven by business growth and experience in protection and health and contribution from the DentaQuest acquisition. This was partially offset by lower wealth and asset management earnings reflecting declines in global equity markets, and a higher effective tax rate compared to prior year.

K. Legal and Regulatory Proceedings
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A and the AIF, in each case for the year ended December 31, 2023, and in our Interim Consolidated Financial Statements for the period ended
September 30, 2024.

L. Changes in Accounting Policies
We have adopted one amended IFRS standard in the current year, which had no material impact on our Consolidated Financial Statements. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended September 30, 2024.

M. Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.
There were no changes to the Company's internal control over financial reporting during the period, which began on July 1, 2024 and ended on September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(1)This paragraph compares the results in two periods that preceded January 1, 2023 (prior to the adoption of IFRS 17 and IFRS 9), thus IFRS 4 and
IAS 39 were the accounting standards in effect at the time. Refer to the results in the table above under the heading "IFRS 4 and IAS 39".
40 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

N. Non-IFRS Financial Measures
1. Common Shareholders' View of Reported Net Income
The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions)	Q3'24
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	802	—	802	58	(160)	700
Net investment result	407	(7)	400	18	366	784
ACMA(3)		63	63	—	(63)
Fee income:
Asset Management	457	290	747		(747)
Other fee income	98	—	98	(4)	2,048	2,142
Fee income						2,142
Other expenses	(482)	(56)	(538)	—	(1,445)	(1,983)
Income before taxes	1,282	290	1,572	72	(1)	1,643
Income tax (expense) benefit	(232)	35	(197)	(18)	—	(215)
Total net income	1,050	325	1,375	54	(1)	1,428
Allocated to Participating and NCI(4)	(14)	7	(7)	(54)	1	(60)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	1,016
Reported net income - Common shareholders		332	1,348	—	—	1,348

($ millions)	Q2'24
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	747	—	747	59	—	806
Net investment result	449	(167)	282	21	67	370
ACMA(3)		18	18	—	(18)
Fee income:
Asset Management	417	(41)	376		(376)
Other fee income	84	—	84	(4)	1,997	2,077
Fee income						2,077
Other expenses	(451)	(221)	(672)	—	(1,671)	(2,343)
Income before taxes	1,246	(411)	835	76	(1)	910
Income tax (expense) benefit	(215)	51	(164)	(28)	—	(192)
Total net income	1,031	(360)	671	48	(1)	718
Allocated to Participating and NCI(4)	(11)	6	(5)	(48)	1	(52)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	1,000
Reported net income - Common shareholders		(354)	646	—	—	646

(1)For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
(2)Removes the components attributable to the participating policyholders.
(3)Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. For more details, refer to "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures below. In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the net income impacts of method and assumption changes in the Interim Consolidated Financial Statements for the period ended September 30, 2024 (Note 10.B.v of the 2023 Annual Consolidated Financial Statements) includes amounts attributable to participating policyholders and excludes non-liability impacts.
(4)Allocated to equity in the participating account and attributable to non-controlling interests.
(5)Dividends on preferred shares and distributions on other equity instruments.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 41

($ millions)	Q3'23
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	740	—	740	30	(58)	712
Net investment result	416	108	524	21	158	703
ACMA(3)		41	41	—	(41)
Fee income:
Asset Management	437	(92)	345		(345)
Other fee income	38	5	43	(3)	1,890	1,930
Fee income						1,930
Other expenses	(485)	(78)	(563)	—	(1,601)	(2,164)
Income before taxes	1,146	(16)	1,130	48	3	1,181
Income tax (expense) benefit	(182)	(51)	(233)	(11)	—	(244)
Total net income	964	(67)	897	37	3	937
Allocated to Participating and NCI(4)	(15)	8	(7)	(37)	(3)	(47)
Dividends and Distributions(5)	(19)	—	(19)	—	—	(19)
Underlying net income(1)	930
Reported net income - Common shareholders		(59)	871	—	—	871
Refer to the footnotes on the previous page.

	Year-to-date
($ millions)	2024
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	2,261	—	2,261	168	(162)	2,267
Net investment result	1,275	(105)	1,170	69	524	1,763
ACMA(3)		73	73	—	(73)
Fee Income:
Asset Management	1,257	309	1,566		(1,566)
Other fee income	230	—	230	(12)	6,013	6,231
Fee income						6,231
Other expenses	(1,412)	(359)	(1,771)	—	(4,740)	(6,511)
Income before taxes	3,611	(82)	3,529	225	(4)	3,750
Income tax (expense) benefit	(622)	22	(600)	(68)	—	(668)
Total net income	2,989	(60)	2,929	157	(4)	3,082
Allocated to Participating and NCI(4)	(38)	(19)	(57)	(157)	4	(210)
Dividends and Distributions(5)	(60)	—	(60)	—	—	(60)
Underlying net income(1)	2,891
Reported net income - Common shareholders		(79)	2,812	—	—	2,812
Refer to the footnotes on the previous page.

42 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

	Year-to-date
($ millions)	2023
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	2,210	(29)	2,181	88	(94)	2,175
Net investment result	1,283	(267)	1,016	69	293	1,378
ACMA(3)		47	47	—	(47)
Fee income:
Asset Management	1,217	(213)	1,004		(1,004)
Other fee income	181	9	190	(10)	5,587	5,767
Fee income						5,767
Other expenses	(1,439)	(75)	(1,514)	—	(4,663)	(6,177)
Income before taxes	3,452	(528)	2,924	147	72	3,143
Income tax (expense) benefit	(608)	90	(518)	(26)	(4)	(548)
Total net income	2,844	(438)	2,406	121	68	2,595
Allocated to Participating and NCI(4)	(40)	30	(10)	(121)	(68)	(199)
Dividends and Distributions(5)	(59)	—	(59)	—	—	(59)
Underlying net income(1)	2,745
Reported net income - Common shareholders		(408)	2,337	—	—	2,337
Refer to the footnotes on the previous page.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 43

2. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements, including:
i)Net interest impact from risk-free rate, credit spread, and swap spread movements, reflecting accounting mismatches between assets and liabilities:
a.Differences arising from fair value changes(1) of fixed income assets (including derivatives) measured at FVTPL supporting insurance contracts, compared to fair value changes of the liabilities(2);
b.Fair value changes of fixed income assets (including derivatives) measured at FVTPL supporting our investment contract liability and surplus portfolios(3); and
c.Tax-exempt investment income above or below expected long-term tax savings relating to our Canadian multi-national insurance operations.
ii)Non-fixed income investments where the weighted average expected return is approximately 2% per quarter, including:
a.Equity investments (including derivatives) supporting insurance contracts and surplus portfolios; and
b.Investment properties supporting insurance contracts and surplus portfolios.
•ACMA – captures the impact of method and assumption changes, and management actions on insurance and reinsurance contracts.
•Other adjustments:
i)Management’s ownership of MFS shares – this adjustment removes the change in fair value and other activity related to MFS common shares owned by management.
ii)Acquisition, integration, and restructuring – expense and income related to acquisition or disposal of a business. Also includes expenses related to restructuring activities.
iii)Intangible asset amortization – removes the amortization expense associated with finite life intangible assets arising from acquisitions or business combinations excluding amortization of software and distribution agreements.
iv)Other – represents items that are unusual or exceptional in nature which management believes are not representative of the long-term performance of the Company.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 13 of our Interim Consolidated Financial Statements for the period ended September 30, 2024. For additional information about the SLEECS, please refer to Note 12 of our 2023 Annual Consolidated Financial Statements.

(1)For fixed income assets, Underlying Net Income includes credit experience from rating changes on assets measured at FVTPL, and the ECL impact for assets measured at FVOCI.
(2)Underlying net income is based on observable discount curves and exchange rates at the beginning of the period.
(3)Underlying net income for earnings on surplus includes realized gains (losses) on fixed income assets classified as FVOCI.
44 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, after-tax)	Q3'24	Q2'24	Q3'23	2024	2023
Underlying net income	1,016	1,000	930	2,891	2,745
Market-related impacts
Equity market impacts	36	(8)	(21)	40	(21)
Interest rate impacts(1)	38	(52)	127	26	39
Impacts of changes in the fair value of investment properties (real estate experience)	(45)	(93)	(83)	(260)	(279)
Add: Market-related impacts	29	(153)	23	(194)	(261)
Add: Assumption changes and management actions	36	16	35	45	37
Other adjustments
Management's ownership of MFS shares	(10)	—	7	(22)	23
Acquisition, integration and restructuring(2)(3)(4)(5)(6)(7)	312	(164)	(89)	170	(113)
Intangible asset amortization	(35)	(38)	(35)	(109)	(94)
Other(8)(9)	—	(15)	—	31	—
Add: Total of other adjustments	267	(217)	(117)	70	(184)
Reported net income - Common shareholders	1,348	646	871	2,812	2,337
Underlying EPS (diluted) ($)	1.76	1.72	1.59	4.98	4.68
Add: Market-related impacts ($)	0.05	(0.26)	0.04	(0.34)	(0.44)
Assumption changes and management actions ($)	0.06	0.03	0.06	0.08	0.06
Management's ownership of MFS shares ($)	(0.02)	—	0.01	(0.04)	0.04
Acquisition, integration and restructuring ($)	0.54	(0.28)	(0.16)	0.29	(0.20)
Intangible asset amortization ($)	(0.06)	(0.07)	(0.06)	(0.19)	(0.17)
Other ($)	—	(0.03)	—	0.05	—
Reported EPS (diluted) ($)	2.33	1.11	1.48	4.83	3.97

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $19 million in Q3'24 and $63 million for the first nine months of 2024 (Q2'24 - $22 million, Q3'23 - $21 million; for the first nine months of 2023 - $62 million).
(3)Q3'24 reflects a decrease of $334 million in estimated future payments for acquisition-related contingent considerations and options to purchase the remaining ownership interests of SLC Management affiliates (Q3'23 - an increase of $42 million). For additional information, refer to Note 5 of our Interim Consolidated Financial Statements for the period ended September 30, 2024.
(4)Includes integration costs associated with DentaQuest, acquired on June 1, 2022.
(5)Q2'24 includes a restructuring charge of $108 million in the Corporate business group.
(6)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in ABSLAMC, generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently in Q2'24, we sold an additional 0.2% of our ownership interest.
(7)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.
(8)Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended September 30, 2024 and section C - Profitability in this document.
(9)Includes the early termination of a distribution agreement in Asset Management in Q1'24.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 45

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Underlying net income (after-tax)	1,016	1,000	930	2,891	2,745
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(12)	(169)	107	(207)	(290)
Assumption changes and management actions(1)	63	18	41	73	47
Other adjustments	246	(254)	(156)	33	(255)
Total underlying net income adjustments (pre-tax)	297	(405)	(8)	(101)	(498)
Add: Taxes related to underlying net income adjustments	35	51	(51)	22	90
Reported net income - Common shareholders (after-tax)	1,348	646	871	2,812	2,337

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the net income impacts of method and assumption changes in the Interim Consolidated Financial Statements for the period ended September 30, 2024 (Note 10.B.v of the 2023 Annual Consolidated Financial Statements) includes amounts attributable to participating policyholders and excludes non-liability impacts.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:
After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under administration (in SLC Management). AUA represents Client assets for which Sun Life provides administrative services. In Asset Management, AUA includes assets distributed by SLC Management's affiliate, Advisors Asset Management, Inc. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM.

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.

Capital raising. This measure consists of increases in SLC Management's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at September 30, 2024	As at December 31, 2023
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	75	712
Debt securities(1)	1,032	1,228
Equity securities(2)	107	102
Sub-total	1,214	2,042
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	(411)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,214	1,631

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

46 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

CSM Movement Analysis includes certain non-IFRS financial measures, detailed below, and also presents certain measures on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include i) The impacts of insurance contracts issued is presented net of reinsurance; ii) Impact of new business is presented net of acquisition expense gain/loss; and iii) Certain methodology changes are presented as an impact of change in assumptions, whereas the Consolidated Financial Statement presentation is a contract modification.
•Organic CSM Movement is comprised of the Impact of new insurance business, Expected movements from asset returns & locked-in rates, Insurance experience gains/losses, and CSM recognized for services provided.
•Impact of new insurance business on CSM, also referred to as "new business CSM", represents growth from sales activity in the period, including individual protection sales (excluding joint ventures), and defined benefit solutions and segregated fund wealth sales in Canada. New business CSM is presented net of acquisition expense gain/loss.
•Expected movements from asset returns & locked-in rates applies to variable fee approach ("VFA") and general measurement approach ("GMA") contracts. For VFA contracts, this component of the CSM movement analysis is comprised of two factors: (i) the expected return on underlying assets and (ii) the measurement of financial guarantees. The difference between actual and expected results are reported as the impact of markets. For GMA contracts, this component of the CSM includes the accretion of the CSM balance at locked-in rates, which refer to the term structure associated with locked-in discount rates, set when the insurance contract was sold or on transition to IFRS 17. Average locked-in rates increase with the passage of time on in-force business and new business added at current rates.
•Impact of markets & other includes the difference between actual and expected movement for VFA contracts for: (i) the return on underlying assets and (ii) the measurement of financial guarantees. Also includes other amounts excluded from Organic CSM Movement.
•Insurance experience gains/losses represents the current period impacts of insurance experience, resulting in a change in future cash flows that adjust CSM.
•Impact of change in assumptions represents the future period impacts of changes in fulfilment cash flows that adjust CSM.
•CSM market sensitivities. CSM market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Drivers of Earnings. The Drivers of Earnings ("DOE") analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The DOE is presented on a reported and underlying common shareholders' basis. Within the net insurance service result, the underlying DOE provides detail on expected insurance earnings, impact of new insurance business and experience gains (losses). Within the net investment result, the underlying DOE provides detail on expected investment earnings, credit experience, earnings on surplus, and joint ventures & other. For more information, refer to the headings "Underlying net income and Underlying EPS", "Earnings on surplus", "Notable items attributable to reported and underlying net income", in this document.

Certain amounts in the DOE are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include: i) Net investment result and Other expenses of the Asset Management operating segment are combined with Fee Income to report the net contribution to earnings; ii) Income for fee-based businesses is reported net of the associated expenses; iii) Carried interest in SLC Management within Fee Income excludes the carried interest that Sun Life does not participate in economically, and nets the non-controlling interest portion of the carried interest against fee income and expenses of consolidated funds; iv) Net investment results include assets returns net of the crediting rate for investment contract liabilities and the unwinding of and changes in the discount rate for insurance contract liabilities; v) Earnings on surplus reflects net spread earned from investment strategies; vi) Earnings attributable to the participating account are excluded; and vii) Assumption changes and management actions combines the amounts included in Net insurance service result and Net investment result.

Earnings on Surplus. This component of the Drivers of Earnings represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on fair value through other comprehensive income assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments and investment properties mark-to-market, and also includes impacts from derivatives, currency and other items.

Experience-related items attributable to reported net income and underlying net income. These notable items attributable to reported net income and underlying net income are components of the Drivers of Earnings represents gains and losses that are due to differences between the actual results during the reporting period and management’s estimate of the expected longer-term returns on assets and liabilities (i.e. expected insurance earnings and expected investment earnings) at the start of the reporting period.

Fee earning AUM. FE AUM consists of assets managed by SLC Management, which are beneficially owned by Clients, on which we earn management fees for providing investment management, property management or advisory-related services. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of SLC Management's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. Operating income represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. Fee-related revenue represents all fee income, with the exception of performance fees, generated from third-party investors. Fee-related expenses represent all expenses directly related to generating fee revenue from third-party investors. Investment income (loss) and performance fees represent total income or loss from our seed investments, net of the related expenses. Interest and other represents performance fee compensation, our net interest income or expense and income from managing the General Account assets.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 47

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Fee income (per IFRS)	411	394	393	1,366	1,137
Less: Non-fee-related revenue adjustments(1)(2)	105	95	94	458	263
Fee-related revenue	306	299	299	908	874
Total expenses (per IFRS)	80	420	450	971	1,163
Less: Non-fee-related expense adjustments(2)(3)	(154)	186	219	269	487
Fee-related expenses	234	234	231	702	676
Fee-related earnings	72	65	68	206	198
Add: Investment income (loss) and performance fees(4)	22	25	16	52	45
Add: Interest and other(5)	(25)	(23)	(20)	(76)	(71)
Operating income	69	67	64	182	172

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

	Quarterly results			Year-to-date
($ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Net investment income (loss) (per IFRS)	32	47	26	101	27
Less: Market-related impacts and Other - Investment income (loss)	12	22	10	52	(17)
Add: Investment income (loss) and performance fees - fee income	2	—	—	3	1
Investment income (loss) and performance fees	22	25	16	52	45
(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Financial leverage ratio. This ratio is an indicator of the Company's balance sheet strength measured by its proportion of capital qualifying debt in accordance with OSFI guidelines. This is calculated as the ratio of total debt plus preferred shares to total capital including the contractual service margin net of taxes, where debt consists of all capital-qualifying debt securities. Capital-qualifying debt securities consist of subordinated debt and innovative capital instruments. The CSM is included net of taxes because debts are repaid and serviced from available after-tax funds.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and certain components of the Drivers of Earnings disclosure, period-end rates are used for currency translation purposes.

LICAT market sensitivities. LICAT market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Organic capital generation. This supplementary financial measure provides a view of the Company’s ability to generate excess capital under the normal course of business, excluding non-recurring items; where excess capital is defined as LICAT Available Capital and Surplus Allowance above LICAT Base Solvency Buffer at target ratio, as defined and calculated under OSFI-mandated guideline. This amount is determined as follows: underlying net income and organic CSM movement net of shareholder dividends and change in base solvency buffer for new business and aging of in-force. This amount excludes non-recurring impacts to available capital or base solvency buffer from markets, assumption changes, management actions, and other non-underlying items.

Pre-tax fee related earnings margin. This ratio is a measure of SLC Management's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding management's ownership of MFS shares and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

48 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS	Quarterly results			Year-to-date
(US$ millions)	Q3'24	Q2'24	Q3'23	2024	2023
Revenue
Fee income (per IFRS)	854	835	815	2,515	2,406
Less: Commissions	101	99	100	299	298
Less: Other(1)	(16)	(14)	(13)	(43)	(40)
Adjusted revenue	769	750	728	2,259	2,148
Expenses
Expenses (per IFRS)	600	595	553	1,808	1,674
Net investment (income)/loss (per IFRS)	(26)	(20)	(20)	(76)	(64)
Less: Management's ownership of MFS shares (net of NCI)(2)	19	10	6	47	16
Compensation-related equity plan adjustments	12	2	5	26	6
Commissions	101	99	100	299	298
Other(1)	(15)	(12)	(11)	(38)	(41)
Adjusted expenses	457	476	433	1,398	1,331
Pre-tax net operating margin	40.5%	36.5%	40.8%	38.1%	37.8%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)Excluding non-controlling interest. For more information on Management's ownership of MFS shares, see the heading Underlying Net Income and Underlying EPS.

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and flows. Asset Management gross flows includes funds from retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. Asset Management net flows consist of gross flows less gross outflows; SLC Management's net flows do not include Client distributions from the sale of underlying assets in closed-end funds. In Canada and in Asia, net sales consist of wealth sales & asset management gross flows less redemptions. In Canada, wealth sales & asset management gross flows consist of sales in Group Retirement Services and Individual Wealth; group - health & protection sales consist of workplace benefits sold by Sun Life Health; and individual - protection sales refer to individual insurance sales. In the U.S., group - health & protection sales consist of sales by Group Benefits and Dental. In Asia, wealth sales & asset management gross flows consist of Hong Kong wealth sales & asset management gross flows, Philippines mutual fund sales, wealth sales & asset management gross flows by our India and China joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners; individual - protection sales consist of the individual insurance sales, by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore. Asia also has group - health & protection sales in the Philippines, Hong Kong and our joint ventures. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure.

Third-party AUM. Third-party AUM is composed of retail, institutional, and other third party assets, which includes general fund and segregated fund assets managed by our joint ventures. In Asset Management, third-party AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. In Canada, third-party AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, third-party AUM includes Client assets in Hong Kong managed fund products, International wealth & asset management products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. There is no directly comparable IFRS financial measure.

Total weighted premium income ("TWPI"). This measure consists of 100% renewal premiums, 100% of first year premiums, and 10% of single premiums. In contrast to sales, which only includes premiums from new business, TWPI includes renewal premiums, reflecting the strength of the in-force block and providing a better understanding of both new and existing business. There is no directly comparable IFRS measure.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the medium-term capital budgeting process to inform our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section J - Capital and Liquidity Management in the 2023 Annual MD&A.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 49

4. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q3'24
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	344	375	219	170	(92)	1,016
Add: Market-related impacts (pre-tax)	(7)	13	14	(55)	23	(12)
ACMA (pre-tax)	—	(47)	180	(74)	4	63
Other adjustments (pre-tax)	304	(8)	(43)	(7)	—	246
Tax expense (benefit)	3	49	(31)	(2)	16	35
Reported net income (loss) - Common shareholders	644	382	339	32	(49)	1,348
	Q2'24
Underlying net income (loss)	307	402	204	179	(92)	1,000
Add: Market-related impacts (pre-tax)	(2)	(127)	(35)	(3)	(2)	(169)
ACMA (pre-tax)	—	8	—	10	—	18
Other adjustments (pre-tax)	(33)	(9)	(70)	(4)	(138)	(254)
Tax expense (benefit) on above items	2	18	28	(31)	34	51
Reported net income (loss) - Common shareholders	274	292	127	151	(198)	646
	Q3'23
Underlying net income (loss)	330	338	185	166	(89)	930
Add: Market-related impacts (pre-tax)	(3)	94	39	(1)	(22)	107
ACMA (pre-tax)	—	20	(30)	51	—	41
Other adjustments (pre-tax)	(81)	3	(71)	(7)	—	(156)
Tax expense (benefit)	22	(90)	9	2	6	(51)
Reported net income (loss) - Common shareholders	268	365	132	211	(105)	871

	Year-to-date
	2024
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	933	1,087	612	526	(267)	2,891
Add: Market-related impacts (pre-tax)	(7)	(69)	(74)	(74)	17	(207)
ACMA (pre-tax)	—	(46)	182	(67)	4	73
Other adjustments (pre-tax)	297	(25)	(180)	79	(138)	33
Tax expense (benefit)	(21)	17	23	(46)	49	22
Reported net income (loss) - Common shareholders	1,202	964	563	418	(335)	2,812
	2023
Underlying net income (loss)	908	1,026	637	457	(283)	2,745
Add: Market-related impacts (pre-tax)	(50)	(210)	1	(14)	(17)	(290)
ACMA (pre-tax)	—	10	(1)	35	3	47
Other adjustments (pre-tax)	(133)	96	(207)	(20)	9	(255)
Tax expense (benefit)	45	(18)	45	9	9	90
Reported net income (loss) - Common shareholders	770	904	475	467	(279)	2,337

50 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q3'24		Q2'24		Q3'23
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	297	47	265	42	277	53
Add: Market-related impacts (pre-tax)	—	(7)	—	(2)	—	(3)
Other adjustments (pre-tax)	(5)	309	5	(38)	12	(93)
Tax expense (benefit)	(5)	8	(5)	7	(5)	27
Reported net income (loss) - Common shareholders	287	357	265	9	284	(16)

	Year-to-date
	2024		2023
($ millions)	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	816	117	783	125
Add: Market-related impacts (pre-tax)	—	(7)	—	(50)
Other adjustments (pre-tax)	(8)	305	37	(170)
Tax expense (benefit)	(14)	(7)	(14)	59
Reported net income (loss) - Common shareholders	794	408	806	(36)

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q3'24		Q2'24		Q3'23
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Underlying net income (loss)	161	218	149	194	140	207
Add: Market-related impacts (pre-tax)	9	—	(28)	—	33	—
ACMA (pre-tax)	134	—	—	—	(22)	—
Other adjustments (pre-tax)	(31)	(4)	(50)	3	(53)	9
Tax expense (benefit)	(23)	(4)	20	(3)	7	(4)
Reported net income (loss) - Common shareholders	250	210	91	194	105	212

	Year-to-date
	2024		2023
(US$ millions)	U.S.	MFS	U.S.	MFS
Underlying net income (loss)	451	601	476	582
Add: Market-related impacts (pre-tax)	(60)	—	2	—
ACMA (pre-tax)	136	—	1	—
Other adjustments (pre-tax)	(132)	(7)	(153)	27
Tax expense (benefit)	17	(10)	37	(10)
Reported net income (loss) - Common shareholders	412	584	363	599

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Third Quarter 2024 51

Underlying Net Income to Reported Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our reported net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23	Q1'23	Q4'22(1)
Underlying net income (loss) for U.S. Group Benefits	118	124	118	138	96	116	128	119
Add: Market-related impacts (pre-tax)(1)	17	(11)	(8)	14	(10)	(6)	4	(1)
ACMA (pre-tax)	8	—	—	(11)	47	—	—	8
Other adjustments (pre-tax)	(5)	(6)	(7)	(9)	(6)	(6)	(5)	(5)
Tax expense (benefit)	(4)	3	3	1	(6)	2	1	(2)
Reported net income (loss) - Common shareholders	134	110	106	133	121	106	128	119

(1)2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay (“the new standards”). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context.

O. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to SLC Management's estimated acquisition-related liabilities; (iv) relating to the actions reflected in the restructuring charge (including, improving productivity, driving earnings growth at the higher-end of our Medium-Term Financial Objectives, and expected annual savings resulting from such actions); (v) relating to the expected impact of the Pillar Two legislation on the effective tax rate on underlying net income; (vi) relating to the use of proceeds from the offering of the Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036; (vii) set out in this document under the heading I - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities; (viii) relating to expected changes in our LICAT ratio; (ix) that are predictive in nature or that depend upon or refer to future events or conditions; and (x) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2023 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
52 Sun Life Financial Inc. Third Quarter 2024         MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Insurance service result
Insurance revenue (Note 7)	$5,651	$5,333	$16,758	$15,898
Insurance service expenses	(4,998)	(4,555)	(14,575)	(13,647)
Reinsurance contract held net income (expenses)	47	(66)	84	(76)
Net insurance service result	700	712	2,267	2,175
Investment result
Investment result excluding result for account of segregated fund holders:
Net investment income (loss) (Note 5)	7,540	(4,824)	8,135	425
Insurance finance income (expenses) from insurance contracts issued	(6,778)	5,759	(6,188)	1,307
Insurance finance income (expenses) from reinsurance contracts held	122	(144)	117	(119)
Decrease (increase) in investment contract liabilities	(100)	(88)	(301)	(235)
Net investment result excluding result for account of segregated fund holders	784	703	1,763	1,378
Investment result for insurance contracts for account of segregated fund holders:
Investment income (loss) on investments for account of segregated fund holders	1,213	(362)	2,343	684
Insurance finance income (expenses) (Note 11)	(1,213)	362	(2,343)	(684)
Net investment result for insurance contracts for account of segregated fund holders	—	—	—	—
Net investment result	784	703	1,763	1,378
Fee income (Note 8)	2,142	1,930	6,231	5,767
Other expenses (income)
Other income	—	—	(161)	(169)
Operating expenses and commissions	1,798	2,004	6,190	5,909
Interest expenses	185	160	482	437
Total other expenses (income)	1,983	2,164	6,511	6,177
Income (loss) before income taxes	1,643	1,181	3,750	3,143
Less: Income tax expense (benefit) (Note 9)	215	244	668	548
Total net income (loss)	1,428	937	3,082	2,595
Less: Net income (loss) allocated to the participating account	54	37	157	121
Net income (loss) attributable to non-controlling interests	6	10	53	78
Shareholders' net income (loss)	1,368	890	2,872	2,396
Less: Dividends on preferred shares and distributions on other equity instruments	20	19	60	59
Common shareholders' net income (loss)	$1,348	$871	$2,812	$2,337

Average exchange rates during the reporting periods: U.S. dollars	1.36	1.34	1.36	1.35

Earnings (loss) per share (Note 13)
Basic	$2.33	$1.49	$4.84	$3.98
Diluted	$2.33	$1.48	$4.83	$3.97

Dividends per common share	$0.810	$0.750	$2.400	$2.220

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	53

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Total net income (loss)	$1,428	$937	$3,082	$2,595
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(19)	280	357	7
Reclassifications to net income (loss)	—	—	—	(49)
Change in unrealized gains (losses) on investments at fair value through other comprehensive income:
Unrealized gains (losses)	318	(164)	310	(93)
Reclassifications to net income (loss) and provision for credit losses recognized into income	(10)	119	(47)	130
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	15	15	47	—
Reclassifications to net income (loss)	(4)	(22)	(40)	14
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	77	19	191	(9)
Reclassifications to net income (loss)	—	—	5	—
Total items that may be reclassified subsequently to income	377	247	823	—
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(11)	30	—	(33)
Share of other comprehensive income (loss) in joint ventures and associates	—	(2)	(7)	5
Total items that will not be reclassified subsequently to income	(11)	28	(7)	(28)
Total other comprehensive income (loss)	366	275	816	(28)
Total comprehensive income (loss)	1,794	1,212	3,898	2,567
Less: Comprehensive income (loss) allocated to the participating account	54	43	164	127
Non-controlling interests' comprehensive income (loss)	3	11	57	79
Shareholders’ comprehensive income (loss)	$1,737	$1,158	$3,677	$2,361

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$—	$(10)	$(2)	$(6)
Unrealized gains (losses) on investments at fair value through other comprehensive income	(78)	55	(70)	29
Reclassifications to net income (loss) and provision for credit losses recognized into income on investments at fair value through other comprehensive income	4	(31)	10	(40)
Unrealized gains (losses) on cash flow hedges	(8)	2	(10)	2
Reclassifications to net income (loss) for cash flow hedges	4	(3)	7	(6)
Total items that may be reclassified subsequently to income	(78)	13	(65)	(21)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	4	(10)	—	13
Total items that will not be reclassified subsequently to income	4	(10)	—	13
Total income tax benefit (expense) included in other comprehensive income (loss)	$(74)	$3	$(65)	$(8)

The attached notes form part of these Interim Consolidated Financial Statements.

54	Sun Life Financial Inc.	Third Quarter 2024	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at
(unaudited, in millions of Canadian dollars)	September 30 2024	December 31 2023
Assets
Cash, cash equivalents and short-term securities (Note 5)	$11,765	$13,173
Debt securities (Note 5)	81,832	75,493
Equity securities (Note 5)	9,398	7,138
Mortgages and loans (Note 5)	57,151	54,600
Derivative assets	1,724	2,183
Other financial invested assets (Note 5)	11,560	10,361
Financial assets	173,430	162,948
Investment properties (Note 5)	9,333	9,723
Other non-financial invested assets (Note 5)	1,769	1,657
Invested assets	184,532	174,328
Other assets	6,981	6,462
Reinsurance contract held assets (Note 7)	5,978	5,794
Insurance contract assets (Note 7)	411	184
Deferred tax assets	4,099	3,878
Intangible assets	5,071	5,174
Goodwill	9,108	8,969
Total general fund assets	216,180	204,789
Investments for account of segregated fund holders (Note 11)	145,072	128,452
Total assets	$361,252	$333,241
Liabilities and equity
Liabilities
Insurance contract liabilities excluding those for account of segregated fund holders (Note 7)	$144,300	$135,669
Reinsurance contract held liabilities (Note 7)	1,690	1,623
Investment contract liabilities (Note 5)	11,769	11,672
Derivative liabilities	1,567	1,311
Deferred tax liabilities	285	281
Other liabilities	24,264	23,655
Senior debentures	200	200
Subordinated debt	6,177	6,178
Total general fund liabilities	190,252	180,589
Insurance contract liabilities for account of segregated fund holders (Note 11)	20,192	19,041
Investment contract liabilities for account of segregated fund holders (Note 11)	124,880	109,411
Total liabilities	$335,324	$309,041
Equity
Issued share capital and contributed surplus	$10,550	$10,660
Shareholders’ retained earnings and accumulated other comprehensive income	14,678	12,922
Total shareholders’ equity	25,228	23,582
Equity in the participating account	621	457
Non-controlling interests’ equity	79	161
Total equity	$25,928	$24,200
Total liabilities and equity	$361,252	$333,241

Exchange rates at the end of the reporting periods: U.S. dollars	1.35	1.32
The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 4, 2024.

Kevin Strain	Helen Mallovy Hicks
Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	55

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2024	September 30 2023
Shareholders:
Preferred shares and other equity instruments
Balance, beginning and end of period	$2,239	$2,239
Common shares (Note 10)
Balance, beginning of period	8,327	8,311
Stock options exercised	21	38
Common shares purchased for cancellation	(133)	(40)
Balance, end of period	8,215	8,309
Contributed surplus
Balance, beginning of period	94	90
Share-based payments	4	9
Stock options exercised	(2)	(5)
Balance, end of period	96	94
Retained earnings
Balance, beginning of period	12,157	11,176
Net income (loss)	2,872	2,396
Dividends on common shares	(1,391)	(1,304)
Dividends on preferred shares and distributions on other equity instruments	(60)	(59)
Common shares purchased for cancellation (Note 10) and other	(470)	(146)
Transfer from accumulated other comprehensive income (loss)	—	(37)
Changes attributable to acquisition	—	(160)
Balance, end of period	13,108	11,866
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	765	713
Total other comprehensive income (loss) for the period	805	(35)
Transfer to retained earnings	—	37
Balance, end of period	1,570	715
Total shareholders’ equity, end of period	$25,228	$23,223
Equity in the participating account:
Balance, beginning of period	$457	$270
Net income (loss)	157	121
Total other comprehensive income (loss) for the period (Note 14)	7	6
Total equity in the participating account, end of period	$621	$397
Non-controlling interests:
Balance, beginning of period	$161	$90
Net income (loss)	53	78
Total other comprehensive income (loss) for the period (Note 14)	4	1
Distribution to non-controlling interests	(139)	(22)
Total non-controlling interests’ equity, end of period	$79	$147
Total equity	$25,928	$23,767
The attached notes form part of these Interim Consolidated Financial Statements.

56	Sun Life Financial Inc.	Third Quarter 2024	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,643	$1,181	$3,750	$3,143
Adjustments:
Interest expense related to financing activities	106	107	307	306
(Decrease) increase in investment contract liabilities	100	88	301	235
Changes in insurance contract liabilities and assets	6,125	(6,537)	4,005	(3,558)
Changes in reinsurance contract held assets and liabilities	(169)	210	(201)	195
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(5,622)	6,574	(2,620)	4,637
Sales, maturities and repayments of invested assets	11,721	10,029	39,651	34,894
Purchases of invested assets	(13,018)	(10,656)	(45,329)	(37,532)
Income taxes received (paid)	(167)	(301)	(845)	(952)
Mortgage securitization (Note 5)	—	—	(245)	(39)
Other operating activities	2,521	1,205	3,146	880
Net cash provided by (used in) operating activities	3,240	1,900	1,920	2,209
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(33)	(46)	(103)	(156)
Investment in and transactions with joint ventures and associates	2	(32)	6	(60)
Dividends and other proceeds related to joint ventures and associates	19	9	160	32
Acquisitions, net of cash and cash equivalents acquired	—	—	—	(232)
Dispositions, net of cash and cash equivalents disposed	—	—	—	297
Other investing activities	(63)	(69)	(219)	(199)
Net cash provided by (used in) investing activities	(75)	(138)	(156)	(318)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(5)	(1)	13	(94)
Issuance of subordinated debt, net of issuance costs	—	497	746	497
Increase in (repayment of) borrowings from credit facility	(129)	(161)	(293)	97
Redemption of senior debentures and subordinated debt	(750)	(1,000)	(750)	(1,000)
Issuance of common shares on exercise of stock options	8	9	19	33
Transactions with non-controlling interests	(16)	—	(139)	(16)
Common shares purchased for cancellation (Note 10)	(146)	(186)	(606)	(186)
Dividends paid on common and preferred shares	(483)	(453)	(1,452)	(1,361)
Payment of lease liabilities	(47)	(46)	(135)	(132)
Interest expense paid	(76)	(86)	(266)	(285)
Net cash provided by (used in) financing activities	(1,644)	(1,427)	(2,863)	(2,447)
Changes due to fluctuations in exchange rates	(45)	227	136	120
Increase (decrease) in cash and cash equivalents	1,476	562	(963)	(436)
Net cash and cash equivalents, beginning of period	8,731	8,374	11,170	9,372
Net cash and cash equivalents, end of period	10,207	8,936	10,207	8,936
Short-term securities, end of period	1,376	2,090	1,376	2,090
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$11,583	$11,026	$11,583	$11,026

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	57

Condensed Notes to the Interim Consolidated Financial Statements
(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. General Information
Description of Business
Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company".

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). We have used accounting policies which are consistent with our accounting policies in our 2023 Annual Consolidated Financial Statements, except as updated in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2023 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

2. Changes in Accounting Policies

Our material accounting policies and future changes in accounting policies that are not yet effective for us are disclosed in Notes 1 and 2 of our 2023 Annual Consolidated Financial Statements.
2.A New and Amended International Financial Reporting Standards Adopted in 2024
In September 2022, the IASB issued amendments to IFRS 16 Leases to add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The adoption of this amendment, effective January 1, 2024, did not have a material impact on our Consolidated Financial Statements.
2.B New and Amended International Financial Reporting Standards to be Adopted in 2025 or Later
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, disclosure of management-defined performance measures, and principles for aggregation and disaggregation of financial information in the financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027. IFRS 18 is to be applied retrospectively. We are currently assessing the impact that IFRS 18 will have on our Consolidated Financial Statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments clarify the derecognition of a financial liability settled through electronic transfer and introduces an accounting policy option to derecognize a financial liability settled through electronic transfer before the settlement date, if specific criteria are met. The amendments additionally clarify the classification of financial assets with environmental, social and corporate governance and similar features and also required additional disclosures for certain financial instruments. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments are to be applied retrospectively. We are currently assessing the impact of these amendments on our Consolidated Financial Statements.

58	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. Disposition

On March 21, 2024, we sold a portion of our investment in Aditya Birla Sun Life AMC Limited. As a result of the disposition, our ownership interest was reduced by 6.3% and we generated gross proceeds of $136, which included a realized gain of approximately $98 (pre-tax). Subsequently on May 31, 2024, we completed the partial disposition through the sale of an additional 0.2% of ownership interest. After the disposition, we retained ownership of the listed entity of 30%.

4. Segmented Information

We have five reportable business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Asset Management includes the results of our MFS Investment Management and SLC Management business units. Corporate includes the results of our United Kingdom ("UK") business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital and other items not allocated to our other business groups. In the second quarter of 2023, we completed the sale of our UK Business unit and have retained our economic interest in the annuity business via a reinsurance arrangement that is reported under the U.S. reportable segment. Effective the third quarter of 2023, the run-off reinsurance operations are reported under the U.S. reportable segment.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm's-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	59

For the three months ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
September 30, 2024
Insurance revenue:
Annuities	$522	$79	$—	$6	$—	$—	$607
Life insurance	585	498	—	273	1	—	1,357
Health insurance	1,110	2,514	—	63	—	—	3,687
Total Insurance revenue	2,217	3,091	—	342	1	—	5,651
Net investment income (loss)	4,490	1,161	72	1,742	105	(30)	7,540
Fee income	460	123	1,576	90	39	(146)	2,142
Segment revenue(1)	7,167	4,375	1,648	2,174	145	(176)	15,333
Expenses:
Insurance service expenses	1,918	2,807	—	273	—	—	4,998
Reinsurance contract held net (income) expenses	(51)	(28)	—	32	—	—	(47)
Insurance finance (income) expenses from insurance contracts issued	4,025	1,113	—	1,640	—	—	6,778
Reinsurance finance (income) expenses	113	(232)	—	(3)	—	—	(122)
(Decrease) increase in investment contract liabilities	98	—	—	2	—	—	100
Interest expenses	82	29	45	27	31	(29)	185
Operating expenses and commissions	504	250	857	135	199	(147)	1,798
Total expenses(1)	6,689	3,939	902	2,106	230	(176)	13,690
Income (loss) before income taxes	478	436	746	68	(85)	—	1,643
Less: Income tax expense (benefit)	68	88	96	19	(56)	—	215
Total net income (loss)	410	348	650	49	(29)	—	1,428
Less:
Net income (loss) allocated to the participating account	28	9	—	17	—	—	54
Net income (loss) attributable to non-controlling interests	—	—	6	—	—	—	6
Shareholders' net income (loss)	$382	$339	$644	$32	$(29)	$—	$1,368
September 30, 2023
Insurance revenue:
Annuities	$478	$75	$—	$6	$(4)	$—	$555
Life insurance	521	559	—	254	3	—	1,337
Health insurance	1,021	2,368	—	52	—	—	3,441
Total Insurance revenue	2,020	3,002	—	312	(1)	—	5,333
Net investment income (loss)	(3,636)	(712)	54	(532)	24	(22)	(4,824)
Fee income	349	111	1,486	76	31	(123)	1,930
Segment revenue(1)	(1,267)	2,401	1,540	(144)	54	(145)	2,439
Expenses:
Insurance service expenses	1,671	2,656	—	224	4	—	4,555
Reinsurance contract held net (income) expenses	51	8	—	10	(3)	—	66
Insurance finance (income) expenses from insurance contracts issued	(4,082)	(901)	—	(776)	—	—	(5,759)
Reinsurance finance (income) expenses	(30)	174	—	—	—	—	144
(Decrease) increase in investment contract liabilities	86	—	—	2	—	—	88
Interest expenses	53	29	40	21	38	(21)	160
Operating expenses and commissions	424	263	1,152	137	152	(124)	2,004
Total expenses(1)	(1,827)	2,229	1,192	(382)	191	(145)	1,258
Income (loss) before income taxes	560	172	348	238	(137)	—	1,181
Less: Income tax expense (benefit)	183	34	70	8	(51)	—	244
Total net income (loss)	377	138	278	230	(86)	—	937
Less:
Net income (loss) allocated to the participating account	12	6	—	19	—	—	37
Net income (loss) attributable to non-controlling interests	—	—	10	—	—	—	10
Shareholders' net income (loss)	$365	$132	$268	$211	$(86)	$—	$890

(1)    Total revenue and total expenses exclude Investment result for insurance contracts for account of segregated fund holders.

60	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
September 30, 2024
Insurance revenue:
Annuities	$1,535	$231	$—	$19	$—	$—	$1,785
Life insurance	1,741	1,503	—	886	5	—	4,135
Health insurance	3,264	7,392	—	182	—	—	10,838
Total Insurance revenue	6,540	9,126	—	1,087	5	—	16,758
Net investment income (loss)	4,423	1,079	215	2,312	184	(78)	8,135
Fee income	1,302	356	4,625	241	117	(410)	6,231
Segment revenue(1)	12,265	10,561	4,840	3,640	306	(488)	31,124
Expenses:
Insurance service expenses	5,503	8,373	—	697	2	—	14,575
Reinsurance contract held net (income) expenses	(10)	(123)	—	49	—	—	(84)
Insurance finance (income) expenses from insurance contracts issued	3,389	923	—	1,876	—	—	6,188
Reinsurance finance (income) expenses	86	(196)	—	(7)	—	—	(117)
(Decrease) increase in investment contract liabilities	296	—	—	5	—	—	301
Other income(2)	—	—	(161)	—	—	—	(161)
Interest expenses	173	86	139	79	90	(85)	482
Operating expenses and commissions	1,474	773	3,300	366	680	(403)	6,190
Total expenses(1)	10,911	9,836	3,278	3,065	772	(488)	27,374
Income (loss) before income taxes	1,354	725	1,562	575	(466)	—	3,750
Less: Income tax expense (benefit)	316	140	307	96	(191)	—	668
Total net income (loss)	1,038	585	1,255	479	(275)	—	3,082
Less:
Net income (loss) allocated to the participating account	74	22	—	61	—	—	157
Net income (loss) attributable to non-controlling interests	—	—	53	—	—	—	53
Shareholders' net income (loss)	$964	$563	$1,202	$418	$(275)	$—	$2,872
September 30, 2023
Insurance revenue:
Annuities	$1,429	$146	$—	$15	$96	$—	$1,686
Life insurance	1,588	1,490	—	878	(15)	—	3,941
Health insurance	3,046	7,125	—	95	5	—	10,271
Total Insurance revenue	6,063	8,761	—	988	86	—	15,898
Net investment income (loss)	(351)	(60)	114	534	254	(66)	425
Fee income	1,098	330	4,373	227	106	(367)	5,767
Segment revenue(1)	6,810	9,031	4,487	1,749	446	(433)	22,090
Expenses:
Insurance service expenses	5,018	7,826	—	700	103	—	13,647
Reinsurance contract held net (income) expenses	124	(55)	—	9	(2)	—	76
Insurance finance (income) expenses from insurance contracts issued	(1,131)	(337)	—	48	113	—	(1,307)
Reinsurance finance (income) expenses	(15)	124	—	10	—	—	119
(Decrease) increase in investment contract liabilities	231	—	—	5	(1)	—	235
Other income	(102)	—	—	—	(67)	—	(169)
Interest expenses	142	79	112	51	118	(65)	437
Operating expenses and commissions	1,283	779	3,304	364	547	(368)	5,909
Total expenses(1)	5,550	8,416	3,416	1,187	811	(433)	18,947
Income (loss) before income taxes	1,260	615	1,071	562	(365)	—	3,143
Less: Income tax expense (benefit)	317	123	223	30	(145)	—	548
Total net income (loss)	943	492	848	532	(220)	—	2,595
Less:
Net income (loss) allocated to the participating account	39	17	—	65	—	—	121
Net income (loss) attributable to non-controlling interests	—	—	78	—	—	—	78
Shareholders' net income (loss)	$904	$475	$770	$467	$(220)	$—	$2,396
(1)    Total revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.
(2)    Relates to the early termination of a distribution agreement. We recognized income of $161 (pre-tax) and $46 (net of taxes, NCI impact and others).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	61

5. Total Invested Assets and Related Net Investment Income
5.A Fair Value of Financial Instruments
5.A.i Carrying Value and Fair Value of Financial Assets and Financial Liabilities
The carrying values and fair values of our financial assets and liabilities are shown in the following table:

As at	September 30, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash, cash equivalents and short-term securities – FVTPL	$11,765	$11,765	$13,173	$13,173
Debt securities – FVTPL(1)	67,635	67,635	61,180	61,180
Debt securities – FVOCI	14,197	14,197	14,313	14,313
Equity securities – FVTPL	9,329	9,329	7,070	7,070
Equity securities – FVOCI	69	69	68	68
Mortgages and loans – FVTPL(2)	52,988	52,988	50,552	50,552
Mortgages and loans – FVOCI	2,270	2,270	1,948	1,948
Mortgages and loans – Amortized cost(3)	1,893	1,849	2,100	2,006
Derivative assets – FVTPL	1,724	1,724	2,183	2,183
Other financial invested assets (excluding CLOs) – FVTPL(4)	7,338	7,338	6,883	6,883
Other financial invested assets (CLOs) – FVTPL(7)	4,222	4,222	3,478	3,478
Total(5)	$173,430	$173,386	$162,948	$162,854
Financial liabilities
Investment contract liabilities – Amortized cost	$11,769	$11,769	$11,672	$11,672
Obligations for securities borrowing – FVTPL	245	245	223	223
Derivative liabilities – FVTPL	1,567	1,567	1,311	1,311
Other financial liabilities – Amortized cost(6)	2,110	2,076	2,449	2,348
Other financial liabilities (CLOs) – FVTPL(7)	3,961	3,961	3,247	3,247
Total(8)	$19,652	$19,618	$18,902	$18,801

(1)    Includes primarily debt securities that are designated at fair value through profit or loss ("FVTPL").
(2)    Includes primarily mortgages and loans that are designated at FVTPL.
(3)    Certain mortgages and loans are carried at amortized cost. The fair value of these mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.iii. As at September 30, 2024, $1,825 and $24 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note (December 31, 2023 — $1,994 and $12, respectively).
(4)    Other financial invested assets include our investments in segregated funds, mutual funds, and limited partnerships.
(5)    Invested assets on our Consolidated Statements of Financial Position of $184,532 (December 31, 2023 — $174,328) includes Total financial assets in this table, Investment properties of $9,333 (December 31, 2023 — $9,723), and Other non-financial invested assets of $1,769 (December 31, 2023 — $1,657). Other non-financial invested assets consist of investment in associates, subsidiaries and joint ventures which are not consolidated.
(6)    Amount reflects the obligations to purchase outstanding shares of certain SLC Management subsidiaries. For obligations to purchase remaining outstanding shares, the price is based on the expected average earnings before income tax, depreciation and amortization ("EBITDA") for respective subsidiaries using multiples in accordance with contractual terms as describe in Note 5.A.iii of the 2023 Annual Consolidated Financial Statements. For the three and nine months ended September 30, 2024, these amounts were revised to reflect the change in expected cash flows, resulting in a decrease (increase) in our liability of $334 and $329, respectively, which has been recognized within operating expenses and commissions in the Consolidated Statements of Operations (September 30, 2023 — a decrease (increase) of $(48) and $(48), respectively).
(7)    See below for details on Collateralized Loan Obligations ("CLOs").
(8)    Total financial liabilities excluding Senior debentures and Subordinated debt.
Collateralized Loan Obligations Structure
Crescent, a subsidiary within our Asset Management business segment, issues and manages CLOs. Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle, the senior secured loans, are included in Other financial invested assets and the associated liabilities, the senior and subordinated notes issued to third parties, are included in Other liabilities in our Consolidated Statements of Financial Position.

As at September 30, 2024, the carrying value of the assets related to CLOs are $4,222 (December 31, 2023 — $3,478), which consists of cash and accounts receivable of $348 (December 31, 2023 — $251) and loans of $3,874 (December 31, 2023 — $3,227). These underlying loans are mainly below investment grade.

As at September 30, 2024, the carrying value of the liabilities related to CLOs are $3,961 (December 31, 2023 — $3,247). Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $212 (December 31, 2023 — $192) in the most subordinated tranche. The net unrealized loss incurred to date is $60.

62	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.A.ii Non-Financial Invested Assets
Non-financial invested assets consist of investment properties, investment in associates, subsidiaries and joint ventures which are not consolidated. As at September 30, 2024, the carrying value and fair value of investment properties was $9,333 (December 31, 2023 — $9,723) and $9,333 (December 31, 2023 — $9,723), respectively. The carrying value of other non-financial invested assets which were measured using the equity method of accounting was $1,769 as at September 30, 2024 (December 31, 2023 — $1,657).
5.A.iii Fair Value Hierarchy
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2023 Annual Consolidated Financial Statements.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	September 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities – FVTPL	$11,241	$524	$—	$11,765	$12,316	$857	$—	$13,173
Debt securities – FVTPL	503	66,544	588	67,635	564	60,214	402	61,180
Debt securities – FVOCI	517	13,435	245	14,197	651	13,475	187	14,313
Equity securities – FVTPL	5,985	3,224	120	9,329	4,220	2,737	113	7,070
Equity securities – FVOCI	—	—	69	69	—	—	68	68
Mortgages and loans – FVTPL	—	50,784	2,204	52,988	—	48,496	2,056	50,552
Mortgages and loans – FVOCI	—	2,262	8	2,270	—	1,948	—	1,948
Derivative assets – FVTPL	30	1,694	—	1,724	23	2,160	—	2,183
Other financial invested assets (excluding CLOs) – FVTPL(1)	618	205	6,515	7,338	608	201	6,074	6,883
Other financial invested assets (CLOs) – FVTPL(2)	—	4,222	—	4,222	—	3,478	—	3,478
Investment properties – FVTPL	—	—	9,333	9,333	—	—	9,723	9,723
Total invested assets measured at fair value	$18,894	$142,894	$19,082	$180,870	$18,382	$133,566	$18,623	$170,571
Investments for account of segregated fund holders – FVTPL	17,393	127,251	428	145,072	16,614	111,497	341	128,452
Total assets measured at fair value	$36,287	$270,145	$19,510	$325,942	$34,996	$245,063	$18,964	$299,023
Liabilities
Obligations for securities borrowing – FVTPL	$2	$243	$—	$245	$3	$220	$—	$223
Derivative liabilities – FVTPL	51	1,516	—	1,567	10	1,301	—	1,311
Other financial liabilities (CLOs) – FVTPL(2)	—	3,961	—	3,961	—	3,247	—	3,247
Investment contract liabilities for account of segregated fund holders – FVTPL	—	—	124,880	124,880	—	—	109,411	109,411
Total liabilities measured at fair value	$53	$5,720	$124,880	$130,653	$13	$4,768	$109,411	$114,192

(1)    Other financial invested assets (excluding CLOs) – FVTPL include our investments in segregated funds, mutual funds, and limited partnerships.
(2)    For details on CLOs, refer to Note 5.A.i.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	63

Debt securities at FVTPL consist of the following:

As at	September 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$6,547	$14	$6,561	$—	$5,147	$14	$5,161
Canadian provincial and municipal government	—	15,220	—	15,220	—	13,694	—	13,694
U.S. government and agency	503	166	—	669	564	148	—	712
Other foreign government	—	3,651	35	3,686	—	3,329	—	3,329
Corporate	—	33,055	450	33,505	—	31,809	340	32,149
Asset-backed securities:
Commercial mortgage-backed securities	—	2,129	—	2,129	—	2,029	5	2,034
Residential mortgage-backed securities	—	3,282	—	3,282	—	2,335	—	2,335
Collateralized debt obligations	—	417	16	433	—	188	—	188
Other	—	2,077	73	2,150	—	1,535	43	1,578
Total debt securities at FVTPL	$503	$66,544	$588	$67,635	$564	$60,214	$402	$61,180

Debt securities at fair value through other comprehensive income ("FVOCI") consist of the following:

As at	September 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$703	$—	$703	$—	$849	$—	$849
Canadian provincial and municipal government	—	344	—	344	—	557	—	557
U.S. government and agency	513	7	—	520	651	7	—	658
Other foreign government	4	411	11	426	—	462	11	473
Corporate	—	7,988	91	8,079	—	7,905	75	7,980
Asset-backed securities:
Commercial mortgage-backed securities	—	1,071	—	1,071	—	1,017	—	1,017
Residential mortgage-backed securities	—	1,047	1	1,048	—	944	—	944
Collateralized debt obligations	—	590	31	621	—	767	13	780
Other	—	1,274	111	1,385	—	967	88	1,055
Total debt securities at FVOCI	$517	$13,435	$245	$14,197	$651	$13,475	$187	$14,313

Mortgages and loans at FVTPL consist of the following:

As at	September 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$2,439	$7	$2,446	$—	$2,524	$12	$2,536
Office	—	2,654	—	2,654	—	2,717	—	2,717
Multi-family residential	—	2,918	—	2,918	—	2,986	—	2,986
Industrial	—	3,299	—	3,299	—	2,804	—	2,804
Other	—	1,128	—	1,128	—	1,017	—	1,017
Corporate loans	—	38,346	2,197	40,543	—	36,448	2,044	38,492
Total mortgages and loans at FVTPL	$—	$50,784	$2,204	$52,988	$—	$48,496	$2,056	$50,552

Mortgages and loans at FVOCI consist of the following:

As at	September 30, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$80	$—	$80	$—	$22	$—	$22
Office	—	19	—	19	—	37	—	37
Multi-family residential	—	63	—	63	—	83	—	83
Industrial	—	237	—	237	—	149	—	149
Corporate loans	—	1,863	8	1,871	—	1,657	—	1,657
Total mortgages and loans at FVOCI	$—	$2,262	$8	$2,270	$—	$1,948	$—	$1,948

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2024 and September 30, 2023.

64	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2024
Beginning balance	$619	$239	$124	$70	$2,185	$16	$6,516	$9,474	$19,243	$365	$19,608
Included in net income(1)(2)(3)	19	—	(9)	—	116	—	(202)	(39)	(115)	15	(100)
Included in OCI(2)	—	2	—	—	—	7	—	—	9	—	9
Purchases / Issuances	84	129	6	—	24	—	304	37	584	43	627
Sales / Payments	(13)	(1)	(1)	—	(22)	—	(84)	(121)	(242)	(4)	(246)
Settlements	(10)	(11)	—	—	(4)	—	—	—	(25)	—	(25)
Transfers into Level 3(4)	—	—	—	—	20	—	—	—	20	—	20
Transfers (out) of Level 3(4)	(120)	(115)	—	—	(115)	(15)	—	—	(365)	—	(365)
Foreign currency translation(5)	9	2	—	(1)	—	—	(19)	(18)	(27)	9	(18)
Ending balance	$588	$245	$120	$69	$2,204	$8	$6,515	$9,333	$19,082	$428	$19,510
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$13	$—	$(9)	$—	$115	$—	$(32)	$(9)	$78	$—	$78
September 30, 2023
Beginning balance	$437	$51	$120	$68	$1,790	$8	$5,879	$10,001	$18,354	$214	$18,568
Included in net income(1)(2)(3)	(10)	—	(2)	—	(107)	—	59	(70)	(130)	(3)	(133)
Included in OCI(2)	—	(2)	—	—	—	—	—	—	(2)	—	(2)
Purchases / Issuances	37	23	2	—	52	8	195	67	384	12	396
Sales / Payments	—	—	(2)	—	(7)	(16)	(30)	(96)	(151)	(4)	(155)
Settlements	(2)	—	—	—	—	—	—	—	(2)	—	(2)
Transfers into Level 3(4)	—	—	—	—	105	—	—	—	105	—	105
Transfers (out) of Level 3(4)	(108)	—	—	—	—	—	—	—	(108)	—	(108)
Foreign currency translation(5)	1	1	—	2	2	—	38	50	94	—	94
Ending balance	$355	$73	$118	$70	$1,835	$—	$6,141	$9,952	$18,544	$219	$18,763
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$(14)	$—	$(2)	$—	$(106)	$—	$44	$(65)	$(143)	$—	$(143)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	65

For the nine months ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity Securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
September 30, 2024
Beginning balance	$402	$187	$113	$68	$2,056	$—	$6,074	$9,723	$18,623	$341	$18,964
Included in net income(1)(2)(3)	16	—	2	—	34	—	(17)	(326)	(291)	16	(275)
Included in OCI(2)	—	2	—	—	—	7	—	—	9	—	9
Purchases / Issuances	368	284	6	—	212	15	681	97	1,663	119	1,782
Sales / Payments	(47)	(47)	(1)	—	(93)	—	(241)	(200)	(629)	(53)	(682)
Settlements	(28)	(43)	—	—	(17)	—	—	—	(88)	(1)	(89)
Transfers into Level 3(4)	117	62	—	—	168	1	—	—	348	1	349
Transfers (out) of Level 3(4)	(243)	(200)	—	—	(157)	(15)	(15)	—	(630)	—	(630)
Foreign currency translation(5)	3	—	—	1	1	—	33	39	77	5	82
Ending balance	$588	$245	$120	$69	$2,204	$8	$6,515	$9,333	$19,082	$428	$19,510
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$12	$—	$2	$—	$32	$—	$6	$(293)	$(241)	$1	$(240)
September 30, 2023
Beginning balance	$394	$52	$101	$70	$2,054	$16	$5,555	$10,102	$18,344	$631	$18,975
Included in net income(1)(2)(3)	(3)	—	19	—	(68)	(8)	(72)	(220)	(352)	(17)	(369)
Included in OCI(2)	—	1	—	—	—	—	—	—	1	—	1
Purchases / Issuances	173	34	16	—	269	8	813	274	1,587	37	1,624
Sales / Payments	(8)	(6)	(18)	(1)	(58)	(16)	(157)	(219)	(483)	(428)	(911)
Settlements	(5)	—	—	—	(2)	—	—	—	(7)	(1)	(8)
Transfers into Level 3(4)	8	—	—	—	317	—	—	—	325	—	325
Transfers (out) of Level 3(4)	(200)	(8)	—	—	(678)	—	—	—	(886)	—	(886)
Foreign currency translation(5)	(4)	—	—	1	1	—	2	15	15	(3)	12
Ending balance	$355	$73	$118	$70	$1,835	$—	$6,141	$9,952	$18,544	$219	$18,763
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$(7)	$—	$15	$—	$(69)	$(8)	$(77)	$(222)	$(368)	$(18)	$(386)

(1)    Included in Net investment income (loss) in our Consolidated Statements of Operations for Total invested assets measured at fair value.
(2)    Total gains and losses in net income (loss) and other comprehensive income ("OCI") are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $(17) and $(285) for the three and nine months ended September 30, 2024, respectively (September 30, 2023 — $(60) and $(194), respectively), net of amortization of leasing commissions and tenant inducements of $22 and $41 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 — $10 and $26, respectively). As at September 30, 2024, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

66	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.B Net Investment Income (Loss)

	For the three months ended		For the nine months ended
	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Interest income (expense)	$1,755	$1,600	$5,045	$4,681
Dividend and other investment income	123	86	296	231
Net realized and unrealized gains (losses):
Cash, cash equivalents and short-term investments	(4)	4	—	3
Debt securities	3,241	(4,182)	1,207	(2,846)
Equity securities	783	(194)	1,323	148
Mortgages and loans	1,865	(1,178)	1,434	(1,195)
Derivative investments	214	(1,305)	(821)	(564)
Other financial invested assets	(19)	125	90	60
Other financial liabilities	(6)	55	(46)	52
Total net realized and unrealized gains (losses)	6,074	(6,675)	3,187	(4,342)
Provision for credit losses	(11)	2	(8)	(6)
Net investment income (loss) from financial instruments	$7,941	$(4,987)	$8,520	$564
Net investment income (loss) from non-financial instruments	$73	$107	$144	$(82)
Total Net investment income (loss)(1)	$8,014	$(4,880)	$8,664	$482

(1)    Net investment income (loss) recognized in income is $7,540 and $8,135 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 — $(4,824) and $425, respectively), and net investment income (loss) recognized in OCI is $474 and $529 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 — $(56) and $57, respectively).
5.C Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at	September 30 2024	December 31 2023	September 30 2023
Cash	$1,865	$2,001	$2,368
Cash equivalents	8,524	9,169	6,568
Short-term securities	1,376	2,003	2,090
Cash, cash equivalents and short-term securities	11,765	13,173	11,026
Less: Bank overdraft, recorded in Other liabilities	182	—	—
Net cash, cash equivalents and short-term securities	$11,583	$13,173	$11,026
5.D Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2023 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at September 30, 2024 are $1,579 and $1,533, respectively (December 31, 2023 — $1,792 and $1,697, respectively). The carrying value and fair value of the associated liabilities as at September 30, 2024 are $1,874 and $1,829, respectively (December 31, 2023 — $2,119 and $2,021, respectively). The carrying value of securities in the principal reinvestment account (''PRA'') as at September 30, 2024 is $301 (December 31, 2023 — $335). There are $9 cash and cash equivalents in the PRA as at September 30, 2024 (December 31, 2023 — $57).

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2023 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2024 and December 31, 2023.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, real estate risk, interest rate and spread risk, foreign currency risk, and inflation risk) and liquidity risk. Further details on our financial instrument risk management, including methodologies and assumptions, are described in Notes 1 and 6 of our 2023 Annual Consolidated Financial Statements.

The allowance for expected credit losses was $97 as at September 30, 2024 (December 31, 2023 — $89) and the provision for credit losses was $11 and $8 for the three and nine months ended September 30, 2024, respectively (September 30, 2023 — $(2) and $6, respectively). There were no significant transfers between Stage 1, Stage 2, and Stage 3 for the three and nine months ended September 30, 2024 and September 30, 2023.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	67

7. Insurance Contracts
7.A Changes in Insurance Contracts
7.A.i Changes in Insurance Contracts Issued and Reinsurance Contracts Held Net Asset or Liability
Insurance Contracts Issued By Measurement Component
The following table shows the changes in net liabilities for insurance contracts issued by measurement component, including estimates of present value ("PV") of future cash flows, risk adjustment, and Contractual Service Margin ("CSM"). Changes in the liabilities for insurance contract liabilities for account of segregated fund holders are provided in Note 11. Further details of our measurement approach, including the premium allocation approach ("PAA"), can be found in Note 1 of our 2023 Annual Consolidated Financial Statements.

For the nine months ended and as at September 30, 2024					For the year ended and as at December 31, 2023
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Insurance contract liabilities — non-PAA, beginning of period	$99,420	$7,388	$11,597	$118,405	$96,623	$6,847	$10,901	$114,371
Insurance contract net liabilities — PAA, beginning of period	16,436	828		17,264	16,087	836		16,923
Insurance contract assets — non-PAA, beginning of period	(578)	146	248	(184)	(195)	51	69	(75)
Net balances, beginning of period	$115,278	$8,362	$11,845	$135,485	$112,515	$7,734	$10,970	$131,219
CSM recognized for services provided			(818)	(818)			(923)	(923)
Risk adjustment recognized for non-financial risk expired		(456)		(456)		(545)		(545)
Changes in estimates that adjust CSM	(224)	(41)	265	—	(1,206)	292	914	—
Contracts initially recognized in the period	(1,478)	385	1,153	60	(1,702)	513	1,259	70
Other	8,394	540	68	9,002	5,322	376	(375)	5,323
Changes in PAA balance	583	33		616	349	(8)		341
Net balances, end of period	$122,553	$8,823	$12,513	$143,889	$115,278	$8,362	$11,845	$135,485
Insurance contract liabilities — non-PAA, end of period(1)	$106,245	$7,780	$12,228	$126,253	$99,420	$7,388	$11,597	$118,405
Insurance contract net liabilities — PAA, end of period	17,019	861		17,880	16,436	828		17,264
Insurance contract assets — non-PAA, end of period	(711)	182	285	(244)	(578)	146	248	(184)
Net balances, end of period	$122,553	$8,823	$12,513	$143,889	$115,278	$8,362	$11,845	$135,485

(1)    Includes liabilities of $(265) as at September 30, 2024 (December 31, 2023 — $(105)) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.
Reinsurance Contracts Held By Measurement Component
The following table shows the ending balances for reinsurance contracts held by measurement component:

As at	September 30, 2024				December 31, 2023
	Estimates of PV of future cash flows	Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Reinsurance contract held assets — non-PAA, end of period	$4,037	$1,421	$136	$5,594	$3,848	$1,431	$174	$5,453
Reinsurance contract held assets — PAA, end of period	368	16		384	324	17		341
Reinsurance contract held liabilities — non-PAA, end of period	(2,095)	864	(459)	(1,690)	(2,355)	847	(115)	(1,623)
Net balances, end of period	$2,310	$2,301	$(323)	$4,288	$1,817	$2,295	$59	$4,171

68	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.A.ii Analysis of Insurance Revenue
Insurance revenue in the Consolidated Statements of Operations consists of the following:

	For the three months ended		For the nine months ended
	September 30 2024	September 30 2023	September 30 2024	September 30 2023
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$1,130	$1,212	$3,508	$3,526
Release of risk adjustment(1)	152	147	456	391
CSM recognized for services provided	275	210	818	657
Income taxes specifically chargeable to the policyholder	23	(2)	24	—
Amortization of insurance acquisition cash flows	113	50	298	123
Total insurance revenue for contracts not measured using the PAA	1,693	1,617	5,104	4,697
For contracts measured using the PAA:
Insurance revenue	3,958	3,716	11,654	11,201
Total insurance revenue	$5,651	$5,333	$16,758	$15,898

(1)    Expected claims and other expenses excludes investment components and amounts allocated to the loss component. Release of risk adjustment excludes amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses).
7.A.iii Impact of Method and Assumption Changes
Impacts of method and assumption changes on insurance contracts, are as follows:

	For the three months ended September 30, 2024		For the nine months ended September 30, 2024
	Income impact	Deferred in CSM	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$(87)	$184	$(87)	$184	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in Group Retirement Services and Individual Wealth in Canada, and the Philippines in Asia. These were partially offset by an unfavourable mortality impact in Individual Insurance in Canada.
Policyholder behaviour	(74)	(152)	(74)	(152)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in In-force Management in the U.S. and in Vietnam in Asia.
Expense	(36)	(4)	(36)	(7)	Updates to expenses in all jurisdictions.
Financial	48	62	44	62	Updates to various financial related assumptions.
Modelling enhancements and other	212	(185)	226	(198)	Various enhancements and methodology changes. The largest items were the favourable impact of refinements in Hong Kong in Asia offset by the impact of a new reinsurance treaty in In-force Management in the U.S. that was
					favourable to net income but unfavourable to CSM.
Total (pre-tax)	$63	$(95)	$73	$(111)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	69

For the three months ended September 30, 2023			For the nine months ended September 30, 2023
	Income impact	Deferred in CSM	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$(102)	$154	$(105)	$166	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts for UK Annuities in the U.S., Group Retirement Services in Canada, these were offset partially by adverse mortality in In-force Management in the U.S. Mortality updates impacting CSM favourably are funded at locked-in rates that are lower than current rates resulting in a negative net income impact. Additionally, favourable morbidity impacts in Group Benefits in the U.S. were offset largely by unfavourable morbidity updates in Sun Life Health in Canada.
Policyholder behaviour	(93)	(251)	(93)	(251)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in Individual Term and Universal Life in Canada, and in International, Hong Kong and Vietnam in Asia.
Expense	32	(198)	22	(190)	Updates to reflect higher costs related to IFRS 17 Insurance Contracts infrastructure and higher costs in Canada.
Financial	10	50	7	50	Updates to various financial related assumptions.
Modelling enhancements and other	194	202	215	513	Various enhancements and methodology changes. The largest items were favourable impacts from refinements to the modelling of contractual services margins in Hong Kong Health and Accident products in Asia, refinements to the modelling of guarantees for the Individual Par in Canada and International Universal Life in Asia, as well as modelling enhancements in Vietnam in Asia.
Total (pre-tax)	$41	$(43)	$46	$288

8. Fee Income

	For the three months ended		For the nine months ended
	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Fee income from service contracts:
Distribution fees	$252	$236	$758	$721
Fund management and other asset-based fees	1,507	1,393	4,400	4,123
Administrative service and other fees	383	301	1,073	923
Total fee income	$2,142	$1,930	$6,231	$5,767

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada and U.S. segments. The fee income by business segment is presented in Note 4.

9. Income Taxes

The Company’s effective income tax rate is generally lower than our statutory income tax rate of 27.8% due to various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions and a range of tax-exempt or low-taxed investment income.

Our effective income tax rate for the three and nine months ended September 30, 2024 was 13.1% and 17.8% compared to 20.7% and 17.4% for the three and nine months ended September 30, 2023. The effective income tax rate for the three months ended September 30, 2024 was lower than the effective income tax rate for the three months ended September 30, 2023 primarily due to non-taxable income relating to an adjustment for obligations to purchase remaining outstanding shares of certain subsidiaries, and higher tax-exempt or low-taxed investment income, which are partially offset by the impacts of Pillar Two income taxes in 2024. The effective income tax rate for the nine months ended September 30, 2024 was higher than the effective income tax rate for the nine months ended September 30, 2023 primarily due to impacts of Pillar Two income taxes and less favourable adjustments in respect of prior periods in 2024, offset by the non-taxable income relating to an adjustment for obligations to purchase remaining outstanding shares of certain subsidiaries as well as higher tax-exempt or low-taxed investment income in 2024.

70	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In our Consolidated Statements of Operations, Income tax expense (benefit) has the following components:

	For the three months ended		For the nine months ended
	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Current income tax expense (benefit)	$339	$437	$852	$849
Deferred income tax expense (benefit)	(124)	(193)	(184)	(301)
Total income tax expense (benefit)	$215	$244	$668	$548

The IASB issued amendments to IAS 12 Income Taxes in May 2023, which provided a mandatory temporary exception to the recognition and disclosure of information about deferred taxes arising from Pillar Two, and we have applied this temporary exception. Our deferred taxes will not reflect impacts of Pillar Two while the mandatory exception is applicable. The global minimum tax rules apply to us effective
January 1, 2024 and have been substantively enacted in several jurisdictions in which we operate, including Canada, whose Global Minimum Tax Act became enacted in June 2024. The Pillar Two legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Our subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Bermuda, Hong Kong and Ireland. The Current income tax expense (benefit) for the three and nine months ended September 30, 2024 includes tax expense related to Pillar Two income taxes of $34 and $64.

10. Capital Management
10.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 20 of our 2023 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test ("LICAT") guideline. As at September 30, 2024, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions, Canada ("OSFI").

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at September 30, 2024, Sun Life Assurance's LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2024. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2024.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, equity in the participating account, non-controlling interest's equity, CSM, and certain other capital securities that qualify as regulatory capital.
10.B Significant Capital Transactions
10.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

For the nine months ended	September 30, 2024		September 30, 2023
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	584.6	$8,327	586.4	$8,311
Stock options exercised	0.4	21	0.7	38
Common shares purchased for cancellation	(8.5)	(133)	(2.8)	(40)
Balance, end of period	576.5	$8,215	584.3	$8,309

On August 29, 2023, we launched a normal course issuer bid to purchase up to 17 million of our common shares, which expired on
August 28, 2024 (the "2023 NCIB"). On August 26, 2024, we announced that OSFI and the Toronto Stock Exchange approved the previously announced renewal of our normal course issuer bid to purchase up to 15 million of our common shares between August 29, 2024 and, at the latest, August 28, 2025 (the "2024 NCIB", and together with the 2023 NCIB, the "NCIBs"). We implemented an automatic repurchase plan with our designated broker in order to facilitate purchases of common shares under the NCIBs. Under the automatic repurchase plan, our designated broker is able to purchase common shares pursuant to the NCIBs at times when we ordinarily would not be active in the market due to applicable securities laws or self-imposed blackout periods. Any common shares purchased by us pursuant to the NCIBs will be cancelled or used in connection with certain equity settled incentive arrangements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	71

For the nine months ended September 30, 2024, we purchased and cancelled an aggregate of approximately 8.5 million common shares at an average price per share of $71.00 for a total amount of $606 under the 2024 NCIB and the 2023 NCIB. For the nine months ended September 30, 2023, we purchased and cancelled approximately 2.8 million common shares at an average price per share of $66.61 for a total amount of $186 under the 2023 NCIB. The total amount paid to purchase the shares pursuant to the NCIBs is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.
10.B.ii Other Capital Transactions
On May 15, 2024, SLF Inc. issued $750 principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036. SLF Inc. intends to use an amount equal to the net proceeds from the offering to finance or refinance, in whole or in part, eligible assets as defined in our 2024 Sustainability Bond Framework.

On August 13, 2024, SLF Inc. redeemed all of the outstanding $750 principal amount of Series 2019-1 Subordinated Unsecured 2.38%
Fixed/Floating Debentures (the "Debentures") in accordance with the redemption terms attached to the Debentures.

11. Segregated Funds
11.A Segregated Funds Classified as Investment Contracts
11.A.i Investments for Account of Segregated Fund Holders — Investment Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as investment contracts are as follows:

As at	September 30 2024	December 31 2023
Segregated and mutual fund units	$123,006	$107,239
Equity securities	1,049	1,280
Debt securities	790	862
Cash, cash equivalents and short-term securities	3	4
Other assets	34	30
Total assets	124,882	109,415
Less: Liabilities arising from investing activities	2	4
Total investments for account of segregated fund holders	$124,880	$109,411
11.A.ii Changes in Account of Segregated Fund Holders — Investment Contracts

	For the nine months ended and as at September 30, 2024	For the year ended and as at December 31, 2023
Balance, beginning of period	$109,411	$102,153
Additions to segregated funds:
Deposits	9,719	11,510
Net realized and unrealized gains (losses)	14,121	3,995
Other investment income	1,138	7,854
Total additions	24,978	23,359
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	8,898	10,793
Management fees	574	687
Taxes and other expenses	39	49
Foreign exchange rate movements	(2)	(76)
Total deductions	9,509	11,453
Net additions (deductions)	15,469	11,906
Dispositions	—	(4,648)
Balance, end of period	$124,880	$109,411

72	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.B Segregated Funds Classified as Insurance Contracts
11.B.i Investments for Account of Segregated Fund Holders — Insurance Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as insurance contracts, which are the underlying items for the insurance contracts, are as follows:

As at	September 30 2024	December 31 2023
Segregated and mutual fund units	$14,874	$14,240
Equity securities	3,358	2,908
Debt securities	1,622	1,427
Cash, cash equivalents and short-term securities	402	483
Mortgages	14	16
Other assets	53	45
Total assets	20,323	19,119
Less: Liabilities arising from investing activities	131	78
Total investments for account of segregated fund holders	$20,192	$19,041
11.B.ii Changes in Account of Segregated Fund Holders — Insurance Contracts
Changes by Measurement Component
The following reconciliation illustrates the insurance contract liabilities for account of segregated fund holders by measurement component. For insurance contract liabilities for account of segregated fund holders, the entire amount is included in the present value of estimates of future cash flows. Reconciliations for the net liabilities of segregated fund insurance contracts that are not backed by investments for account of segregated fund holders are included as part of the insurance contract liabilities in Note 7.A.i.

	For the nine months ended and as at September 30, 2024	For the year ended and as at December 31, 2023
Balance, beginning of period	$19,041	$23,139
Insurance finance (income) expenses	2,343	1,793
Foreign currency translation	102	(201)
Cash flows:
Premiums received	1,482	1,969
Amounts paid to policyholders and other insurance service expenses paid	(2,117)	(2,583)
Management fees, taxes and other expenses	(659)	(822)
Total cash flows	(1,294)	(1,436)
Dispositions	—	(4,254)
Balance, end of period	$20,192	$19,041

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	73

12. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2024
Insurance revenue	$—	$4,812	$1,230	$(391)	$5,651
Net investment income (loss) excluding result for segregated fund holders	83	6,969	526	(38)	7,540
Fee income	—	521	1,760	(139)	2,142
Total revenue	$83	$12,302	$3,516	$(568)	$15,333
Shareholders’ net income (loss)	$1,368	$557	$827	$(1,384)	$1,368
September 30, 2023
Insurance revenue	$—	$4,463	$412	$458	$5,333
Net investment income (loss) excluding result for segregated fund holders	119	(4,534)	(309)	(100)	(4,824)
Fee income	—	399	1,654	(123)	1,930
Total revenue	$119	$328	$1,757	$235	$2,439
Shareholders’ net income (loss)	$891	$538	$306	$(845)	$890

For the nine months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2024
Insurance revenue	$—	$14,338	$3,549	$(1,129)	$16,758
Net investment income (loss) excluding result for segregated fund holders	240	7,553	587	(245)	8,135
Fee income	1	1,461	5,166	(397)	6,231
Other income	—	—	161	—	161
Total revenue	$241	$23,352	$9,463	$(1,771)	$31,285
Shareholders’ net income (loss)	$2,872	$1,527	$1,370	$(2,897)	$2,872
September 30, 2023
Insurance revenue	$—	$13,214	$3,665	$(981)	$15,898
Net investment income (loss) excluding result for segregated fund holders	346	479	13	(413)	425
Fee income	1	1,256	4,882	(372)	5,767
Other income	—	169	—	—	169
Total revenue	$347	$15,118	$8,560	$(1,766)	$22,259
Shareholders’ net income (loss)	$2,397	$1,531	$739	$(2,271)	$2,396

74	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2024
Invested assets	$28,088	$172,108	$11,182	$(26,846)	$184,532
Reinsurance contract held assets	$—	$5,976	$2	$—	$5,978
Insurance contract assets	$—	$244	$949	$(782)	$411
Total other general fund assets	$4,619	$14,101	$9,758	$(3,219)	$25,259
Investments for account of segregated fund holders	$—	$145,011	$61	$—	$145,072
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$144,225	$75	$—	$144,300
Reinsurance contract held liabilities	$—	$2,472	$—	$(782)	$1,690
Investment contract liabilities	$—	$11,769	$—	$—	$11,769
Total other general fund liabilities	$7,479	$15,750	$13,808	$(4,544)	$32,493
Insurance contract liabilities for account of segregated fund holders	$—	$20,131	$61	$—	$20,192
Investment contract liabilities for account of segregated fund holders	$—	$124,880	$—	$—	$124,880
December 31, 2023
Invested assets	$26,239	$164,557	$13,913	$(30,381)	$174,328
Reinsurance contract held assets	$—	$5,858	$3	$(67)	$5,794
Insurance contract assets	$—	$184	$637	$(637)	$184
Total other general fund assets	$4,547	$13,302	$9,805	$(3,171)	$24,483
Investments for account of segregated fund holders	$—	$128,396	$56	$—	$128,452
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$135,445	$291	$(67)	$135,669
Reinsurance contract held liabilities	$—	$2,260	$—	$(637)	$1,623
Investment contract liabilities	$—	$11,672	$—	$—	$11,672
Total other general fund liabilities	$7,300	$15,041	$14,880	$(5,596)	$31,625
Insurance contract liabilities for account of segregated fund holders	$—	$18,985	$56	$—	$19,041
Investment contract liabilities for account of segregated fund holders	$—	$109,411	$—	$—	$109,411

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30 2024	September 30 2023	September 30 2024	September 30 2023
Common shareholders’ net income (loss) for basic earnings per share	$1,348	$871	$2,812	$2,337
Add: Increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$1,351	$874	$2,820	$2,345
Weighted average number of common shares outstanding for basic earnings per share (in millions)	578	586	581	587
Add: Dilutive impact of stock options(2) (in millions)	—	—	—	—
Dilutive impact of convertible instruments(1) (in millions)	3	3	3	3
Weighted average number of common shares outstanding on a diluted basis (in millions)	581	589	584	590
Basic earnings (loss) per share	$2.33	$1.49	$4.84	$3.98
Diluted earnings (loss) per share	$2.33	$1.48	$4.83	$3.97

(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS“) — Series B issued by Sun Life Capital Trust.
(2)     Excludes the impact of 1 million stock options for both the three and nine months ended September 30, 2024 (September 30, 2023 — 2 million and 2 million, respectively) because these stock options were anti-dilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	75

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the three months ended		September 30, 2024		September 30, 2023
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,726	$(19)	$1,707	$1,367	$280	$1,647
Unrealized gains (losses) on FVOCI assets	(399)	308	(91)	(757)	(45)	(802)
Unrealized gains (losses) on cash flow hedges	(5)	11	6	3	(7)	(4)
Share of other comprehensive income (loss) in joint ventures and associates	(32)	77	45	(135)	19	(116)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(206)	(11)	(217)	(175)	30	(145)
Share of other comprehensive income (loss) in joint ventures and associates	(5)	—	(5)	2	(2)	—
Revaluation surplus on transfers to investment properties	143	—	143	143	—	143
Total	$1,222	$366	$1,588	$448	$275	$723
Total attributable to:
Participating account	$13	$—	$13	$(3)	$6	$3
Non-controlling interests	8	(3)	5	4	1	5
Shareholders	1,201	369	1,570	447	268	715
Total	$1,222	$366	$1,588	$448	$275	$723

For the nine months ended		September 30, 2024		September 30, 2023
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Other	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,350	$357	$1,707	$1,689	$(42)	$—		$1,647
Unrealized gains (losses) on FVOCI assets	(354)	263	(91)	(839)	37	—		(802)
Unrealized gains (losses) on cash flow hedges	(1)	7	6	(18)	14	—		(4)
Share of other comprehensive income (loss) in joint ventures and associates	(151)	196	45	(107)	(9)	—		(116)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(217)	—	(217)	(149)	(33)	37	(1)	(145)
Share of other comprehensive income (loss) in joint ventures and associates	2	(7)	(5)	(5)	5	—		—
Revaluation surplus on transfers to investment properties	143	—	143	143	—	—		143
Total	$772	$816	$1,588	$714	$(28)	$37		$723
Total attributable to:
Participating account	$6	$7	$13	$(3)	$6	$—		$3
Non-controlling interests	1	4	5	4	1	—		5
Shareholders	765	805	1,570	713	(35)	37		715
Total	$772	$816	$1,588	$714	$(28)	$37		$723

(1)    During the second quarter of 2023, the Company transferred cumulative remeasurement losses of $37 from Accumulated other comprehensive income (loss) to Retained earnings due to the sale of Sun Life UK.

76	Sun Life Financial Inc.	Third Quarter 2024	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators, tax authorities, and other government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with tax, insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Our significant legal proceedings and regulatory matters are disclosed in Note 22.G of our 2023 Annual Consolidated Financial Statements. There have been no significant updates to such legal and regulatory proceedings.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2024	77

Corporate and Shareholder Information

For information about Sun Life, corporate	United States			Direct deposit of dividends
news and financial results, please visit	Equiniti Trust Company, LLC			Common shareholders residing in Canada,
sunlife.com	PO Box 860			or the U.S. may have their dividend
	Newark, NJ 07101			payments deposited directly into their
Corporate office	Tel: 1-877-224-1760			bank account.
Sun Life Financial Inc.	Email: sunlifeinquiries@tmx.com
1 York Street				The Request for Electronic Payment of
Toronto, Ontario	United Kingdom			Dividends Form is available for
Canada M5J 0B6	Link Group			downloading from the TSX Trust
Tel: 416-979-9966	Central Square			Company website, https://tsxtrust.com/
Website: www.sunlife.com	29 Wellington Street			sun-life/forms, or you can contact TSX Trust
	Leeds LS1 4DL			Company have a form sent to you.
Investor Relations	Tel: +44 (0) 345-602-1587
For financial analysts, portfolio managers	Email: shareholderenquiries@linkgroup.co.uk			Canadian dividend reinvestment
and institutional investors requiring				and share purchase plan
information, please contact:	Philippines			Canadian-resident common shareholders
Investor Relations	RCBC TRUST CORPORATION			can enroll in the Dividend Reinvestment
Tel: 416-979-6496	Stock Transfer Processing Section			and Share Purchase Plan. For details visit
Email: investor_relations@sunlife.com	Ground Floor, West Wing,			our website at sunlife.com or contact the
Please note that financial information can	GPL (Grepalife) Building,			Plan Agent, TSX Trust Company
also be obtained from www.sunlife.com.	221 Senator Gil Puyat Avenue			at sunlifeinquiries@tmx.com.
Makati City, 1200,
Transfer agent	Philippines			Stock exchange listings
For information about your shareholdings,	From Metro Manila: 632-5318-8567			Sun Life Financial Inc. common shares are
dividends, change in share registration or	From the Provinces: 1-800-1-888-2422			listed on the Toronto (TSX), New York
address, estate transfers, lost certificates,	Email: rcbcstocktransfer@rcbc.com			(NYSE) and Philippine (PSE) stock
or to advise of duplicate mailings, please				exchanges. Ticker Symbol: SLF
contact the Transfer Agent in the country
where you reside. If you do not live in any	Hong Kong, SAR			Sun Life Financial Inc. Class A Preferred
of the countries listed, please contact the	Computershare Hong Kong Investor			Shares are listed on the Toronto Stock
Canadian Transfer Agent.	Services Limited			Exchange (TSX).
17M Floor, Hopewell Centre
Canada	183 Queen’s Road East		Ticker Symbols:	Series 3 - SLF.PR.C
TSX Trust Company	Wanchai, Hong Kong			Series 4 - SLF.PR.D
301 — 100 Adelaide Street West	Tel: 852-2862-8555			Series 5 - SLF.PR.E
Toronto, ON	Shareholders can submit inquiries online at:			Series 8R - SLF.PR.G
M5H 4H1	'https://www.computershare.com/hk/en/			Series 9QR - SLF.PR.J
Within North America:	online_feedback			Series 10R - SLF.PR.H
Tel: 1-877-224-1760				Series 11QR - SLF.PR.K
Outside of North America:	Shareholder services
Tel: 416-682-3865	For shareholder account inquiries, please
Fax: 1-888-249-6189	contact the Transfer Agent in the country
Email: sunlifeinquiries@tmx.com	where you reside, or Shareholder Services:
Website: https://tsxtrust.com/sun-life	English Email:
Shareholders can view their account	shareholderservices@sunlife.com
details using TSX Trust Company's	French Email:
Internet service, Investor Central.	servicesauxactionnaires@sunlife.com
Register at https://tsxtrust.com/sun-life.
2024 dividend dates
Common Shares

	Record dates	Payment dates
	February 28, 2024	March 28, 2024
	May 29, 2024	June 28, 2024
	August 28, 2024	September 27, 2024
	November 27, 2024	December 31, 2024

78 Sun Life Financial Inc. Third Quarter 2024        CORPORATE AND SHAREHOLDER INFORMATION

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada M5J 0B6

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